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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2006

                         Commission File Number 0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:

PRESS RELEASE - March 30, 2006

ANNUAL REPORT 2005

NOTICE OF ANNUAL MEETING

MANAGEMENT INFORMATION CIRCULAR

ANNUAL INFORMATION FORM

FORM 52-109FT2 CERTIFICATION OF ANNUAL FILINGS - CEO

FORM 52-109FT2 CERTIFICATION OF ANNUAL FILINGS - CFO

PRESS RELEASE - MARCH 30, 2006

                      CONSOLIDATED MERCANTILE INCORPORATED


                                  PRESS RELEASE


Toronto, Ontario - March 30, 2006 - Consolidated Mercantile Incorporated (TSX - "CMC" - common) (NASDAQ - "CSLMF" - common)

Consolidated Mercantile Incorporated reports year-end financial results

In March 2004, Consolidated Mercantile Incorporated ("CMI") completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair"). After giving effect to this sale, CMI owned 23% of the common shares of Polyair. Polyair's fiscal year end is October 31, and accordingly, the Consolidated Statement of Operations for the year ended December 31, 2004 includes the results of Polyair for the four months ended February 2004. As CMI and Polyair no longer have a parent-subsidiary relationship, the investment in Polyair is now accounted for using the Equity Method.

Revenues for the year ended December 31, 2005 decreased 58% to approximately $37.0 million from $88.1 million in 2004. Sales now reflect the consolidation of Distinctive Designs Furniture Inc., the Company's furniture manufacturing subsidiary. The decrease in sales was as a result of the deconsolidation of Polyair as well as reduced sales volumes at Distinctive resulting from competitive market conditions. Net Loss for the period was $6.1 million compared to Net Earnings of $5.2 million in the preceding year. Net Loss for the year was impacted by furniture operating losses and the Company's equity loss at Polyair. Net Earnings for 2004 includes the gain on sale of the investment in Polyair. Loss per share for the year was $1.20 compared with earnings per share of $1.04 in the comparable 2004 period.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including furniture, packaging products and finance.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

                      CONSOLIDATED MERCANTILE INCORPORATED

































                               2005 ANNUAL REPORT

TO THE SHAREHOLDERS

Your Directors are pleased to report on the activities and financial results of the Company for the year ended December 31, 2005.

In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair") to Glencoe Capital LLC ("Glencoe"), a Chicago-based private equity firm. The Company continues to maintain a major equity position in Polyair and under the terms of the agreement, and amongst other things, has the right to elect a majority of the Board of Directors of Polyair. Polyair is now accounted for using the equity method.

Revenues for the year ended December 31, 2005 decreased to approximately $37 million from $88 million in 2004. The substantial decrease in sales was as a result of the deconsolidation of Polyair as well as reduced volumes at Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary. Distinctive's sales were impacted by competitive market conditions. Net Loss for the period was $6.1 million compared to Net Earnings of $5.2 million in the preceding year. Net Loss for the year was impacted by furniture operating losses and the Company's equity loss at Polyair. Net Earnings for 2004 includes the gain on sale of the investment in Polyair. Loss per share for the year was $1.20 compared with earnings per share of $1.04 in the comparable 2004 period.

During the year our Furniture Manufacturing Unit relocated one of its Toronto manufacturing facilities to North Carolina as part of a plan to reduce costs and expand product placement and brand awareness. Distinctive has embarked on a profit improvement program including a substantial increase in its component import program to counter strong offshore competition. These measures, together with its investment in new technology, should strengthen its operational base and serve to increase the potential for profitability.

Polyair is evaluating options including the sale of its non-packaging businesses to strengthen its capital base. This results primarily from operating losses incurred at its Pool Division. It has received indications of interest from prospective purchasers and expects to complete a sale of all or part of its Pool Division within the next several months. Polyair continues to seek growth and an improvement in profitability through the expansion of its packaging product line and a focus on improved manufacturing efficiency.

During the period under review, the Company provided notice of its intention to renew its normal course issuer bid to repurchase up to 5% of its issued and outstanding shares in the open market until September 21, 2006. The number and timing of such purchases, if any, are to be determined by the Company.

As we reflect on the past we look forward to the future and continue to search for new opportunities. Together with the Executives, Officers and Employees, we take this opportunity to thank our Shareholders for their continued support.

On Behalf of the Board


"Signed"

Fred A. Litwin
President

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

(Expressed in Canadian Dollars)


ASSETS                                                                                             2005              2004
                                                                                              -------------     -----------
Current
  Cash and cash equivalents                                                                   $  7,064,845      $ 12,320,246
  Short-term investments (market value $3,929,552; 2004 - $595,369)                              3,916,062           587,746
  Accounts receivable (Note 1)                                                                   6,284,546         7,343,508
  Income taxes recoverable                                                                         611,389                 -
  Inventories (Note 2)                                                                           5,608,494         4,569,191
  Prepaid expenses                                                                                 293,112            89,219
  Future income taxes  (Note 10(b))                                                                 69,538           211,332
                                                                                              ------------      ------------
                                                                                                23,847,986        25,121,242
Investments  (Note 3)                                                                            6,779,250        11,912,447
Property, plant and equipment  (Note 4)                                                          1,786,574         1,834,803
Goodwill                                                                                                 -           118,720
Future income taxes  (Note 10(b))                                                                  856,267           570,000
                                                                                              ------------      ------------
                                                                                              $ 33,270,077      $ 39,557,212
                                                                                              ============      ============
LIABILITIES

Current
  Bank indebtedness (Note 5)                                                                  $  5,132,074      $  1,287,920
  Accounts payable and accrued liabilities                                                       2,991,443         3,817,025
  Income taxes payable                                                                             868,003         2,430,440
  Current portion of long-term debt (Note 6)                                                         9,996                 -
                                                                                              ------------      ------------
                                                                                                 9,001,516         7,535,385
Long-term debt  (Note 6)                                                                           562,685         1,087,500
Non-controlling interest                                                                         2,709,015         3,709,090
Future income taxes  (Note 10(b))                                                                  166,400           178,000
                                                                                              ------------      ------------
                                                                                                12,439,616        12,509,975
                                                                                              ------------      ------------
Contingencies and commitments (Note 12)

SHAREHOLDERS' EQUITY

Capital stock  (Note 7)
  Issued and outstanding
        315,544  Class A preference shares                                                         141,826           141,826
      5,094,507  Common shares (2004 - 5,011,307)                                                2,698,527         2,621,151
                                                                                               -----------       ------------
                                                                                                 2,840,353         2,762,977
Contributed surplus                                                                                 59,411            59,411
Cumulative translation account                                                                  (1,048,467)         (868,200)
Retained earnings                                                                               18,979,164        25,093,049
                                                                                              ------------      ------------
                                                                                                20,830,461        27,047,237
                                                                                              ------------      ------------
                                                                                              $ 33,270,077      $ 39,557,212
                                                                                              ============      ============

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:


         "Signed"        Director                  "Signed"            Director
-------------------------              -------------------------------
     Fred A. Litwin                            Stan Abramowitz

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                                                                                2005              2004
                                                                                           -----------       -------------
BALANCE AT BEGINNING OF YEAR                                                             $ 25,093,049       $ 20,629,808

  Excess of cost of shares purchased for cancellation over
     stated value                                                                             (10,432)          (776,232)

  Net earnings (loss) for the year                                                         (6,103,453)         5,239,473
                                                                                         ------------       ------------

BALANCE AT END OF YEAR                                                                   $ 18,979,164       $ 25,093,049
                                                                                         ============       ============


See accompanying notes to consolidated financial statements.

                                AUDITORS' REPORT


To the Shareholders of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheets of Consolidated Mercantile Incorporated as at December 31, 2005 and 2004 and the consolidated statements of retained earnings, operations and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


                                 "Signed"
                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants

Toronto, Ontario
March 2, 2006

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                                                        2005           2004
                                                                      ----------     ------------
SALES                                                               $ 37,000,566    $ 88,053,309

COST OF SALES                                                         32,165,061      69,462,839
                                                                    ------------    ------------

GROSS PROFIT                                                           4,835,505      18,590,470

OTHER INCOME (Schedule)                                                  616,294         184,913

EXPENSES (Schedule)                                                    8,343,387      19,098,176
                                                                    ------------    ------------

LOSS FROM OPERATIONS BEFORE
          UNDERNOTED ITEMS                                            (2,891,588)       (322,793)


  Gain on sale of investment in former consolidated subsidiary                 -       8,738,863
  Equity in earnings (loss) of significantly influenced companies     (1,241,522)         54,000

  Loss on disposal of investment of equity investee                            -         (26,706)
                                                                    ------------    ------------
                                                                      (1,241,522)      8,766,157
                                                                    ------------    ------------
EARNINGS (LOSS) BEFORE INCOME TAXES
  AND NON-CONTROLLING INTEREST                                        (4,133,110)      8,443,364

  Income taxes (Note 10(a))                                             (747,624)      2,410,938
                                                                    ------------    ------------

EARNINGS (LOSS) BEFORE NON-CONTROLLING INTEREST                       (3,385,486)      6,032,426

  Non-controlling interest                                            (1,000,075)        337,769
                                                                    ------------    ------------

EARNINGS (LOSS) FROM CONTINUING OPERATIONS                            (2,385,411)      5,694,657

   Loss from discontinued operations, net of tax  (Note 11)                    -        (677,613)
  Share of earnings (loss) from discontinued operations
      of significantly influenced company                             (3,718,042)        222,429
                                                                    ------------    ------------

                                                                      (3,718,042)       (455,184)
                                                                    ------------    ------------

NET EARNINGS (LOSS) FOR THE YEAR                                    $ (6,103,453)   $  5,239,473
                                                                    ============    ============


EARNINGS (LOSS) PER SHARE (Note 8)

Earnings (loss) per share from continuing operations
  Basic                                                             $  (0.47)       $   1.13
                                                                       ======          =====

  Diluted                                                           $  (0.47)       $   1.07
                                                                       ======          =====

Earnings (loss) per share from discontinued operations
  Basic                                                             $  (0.73)       $  (0.09)
                                                                       ======          ======
  Diluted                                                           $  (0.73)       $  (0.09)
                                                                       ======          ======

Earnings (loss) per share
  Basic                                                             $  (1.20)       $   1.04
                                                                       ======          ======

  Diluted                                                           $  (1.20)       $   0.99
                                                                       ======          ======

See accompanying notes to consolidated financial statements

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                                                                                2005              2004
                                                                                          ----------------  ----------
Other income
  Interest income                                                                         $    221,432           172,614
  Investment income                                                                            394,862            12,299
                                                                                          ------------      -------------
                                                                                          $    616,294      $    184,913
                                                                                          ============      =============

Expenses

  Selling and administration                                                              $  7,557,333      $ 14,527,774
  Amortization                                                                                 475,452         3,208,392
  Interest on long-term debt                                                                    26,359           366,996
  (Gain) loss on foreign exchange                                                             (154,477)          995,014
  Impairment of goodwill                                                                       118,720                 -
  Loss on extinguishment of debt                                                               320,000                 -
                                                                                          -------------     -------------
                                                                                          $  8,343,387      $ 19,098,176
                                                                                          =============     =============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                                                                                 2005             2004
                                                                                          -------------     -------------
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
   Earnings (loss) from continuing operations                                             $ (2,385,411)     $  5,694,657
    Items not affecting cash  (Note 9(a))                                                      728,290        (5,613,828)
    Change in non-cash components of working capital
    (Note 9(b))                                                                             (3,183,642)        1,800,777
                                                                                          -------------     --------------
                                                                                             4,840,763)        1,881,606
   Net cash flows of deconsolidated subsidiary                                                       -        (1,648,310)
   Funds used in discontinued operations                                                             -        (1,352,771)
                                                                                          -------------     --------------
                                                                                            (4,840,763)       (1,119,475)
                                                                                          -------------     --------------
INVESTING ACTIVITIES
    Cash disposed of on deconsolidation of subsidiary                                                -        (1,170,886)
    Increase in short-term investments                                                      (3,377,060)         (503,470)
    Proceeds on disposal of investment, net                                                          -        18,023,441
    Purchase and deposits on property, plant and equipment                                    (427,223)         (148,483)
    Purchase of shares of equity investees                                                           -        (1,772,134)
    Other                                                                                       (6,634)          (51,451)
                                                                                          -------------     --------------
                                                                                            (3,810,917)       14,377,017
                                                                                          -------------     --------------


FINANCING ACTIVITIES
    Issuance of common shares                                                                   79,625           253,130
    Net increase (decrease) in bank indebtedness                                             3,844,154        (1,127,080)
    Proceeds from long-term debt                                                                40,179                 -
    Purchase of common shares for cancellation                                                 (12,681)         (864,043)

    Repayment of long-term debt                                                               (554,998)         (674,623)
                                                                                          -------------     --------------
                                                                                             3,396,279        (2,412,616)
                                                                                          -------------     --------------


CHANGE IN CASH AND CASH EQUIVALENTS                                                         (5,255,401)       10,844,926

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                              12,320,246         1,475,320
                                                                                          -------------     -------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                                  $  7,064,845      $ 12,320,246
                                                                                          =============     =============



SUPPLEMENTARY CASH FLOW INFORMATION:
    Interest paid                                                                         $    229,689      $  1,143,048
    Income taxes paid                                                                        1,656,530           815,227

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

(Expressed in Canadian Dollars)



Consolidated Mercantile Incorporated ("the Company") is a public company whose shares are traded on the Toronto Stock Exchange and The Nasdaq Stock Market.

These consolidated financial statements include the accounts of the Company and the subsidiary companies over which it has control, which includes 2041804 Ontario Inc., Distinctive Designs Furniture Inc. ("Distinctive") and Polyair Inter Pack Inc. ("Polyair") (fiscal year ended October 31) up to February 29, 2004.

In March 2004, the Company sold a portion of its investment in Polyair, previously the Company's specialty cover and packaging subsidiary, reducing its investment therein to 23%. These consolidated financial statements include the consolidation of the results of operations of Polyair up to the date of disposition. As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results of Polyair are being accounted for on an equity basis. Polyair's first quarter consolidated financial statements for the three months ended January 28, 2006, have been prepared on the basis of accounting principles applicable to a going concern, which assumes that Polyair will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized, Polyair is dependent upon the continued support of its lenders, positive cash flows from alternative financing options including the sale of its non-packaging business and real estate, and increased profitability from its packaging segment. If these assumptions are not met, Polyair may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for Polyair, adjustments may be necessary to the carrying value of the Company's investment therein.





SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles.

Accounting Estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

Revenue Recognition

Revenue from product sales is recognized when goods are shipped to the customer, the customer takes ownership and assumes risk of loss, and collection of the relevant receivable is reasonably assured. Customer returns are recorded as adjustments to sales. The Company estimates and accrues its customer returns based on historical trends and known return goods authorizations.


Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents: The Company's cash equivalents consist primarily of investments in short term deposits with maturities of three months or less from dates of placements. The carrying amount approximates fair value because of the short maturity of those instruments.

Short-term investments: The Company's short-term investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Short-term investments are recorded at the lower of cost and fair value with gains and losses during the period included in earnings.

Long and short-term debt: The carrying amounts of the Company's borrowings under its bank lines of credit and other long-term debts approximate their fair value.

Other financial assets and liabilities: The carrying amounts of these assets and liabilities approximate their fair value, based principally, on short terms to maturities and interest rates offered to the Company for debt with similar terms and conditions.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and trade receivables.

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Short-term investments held by a reputable professional hedge fund manager can be withdrawn in any given month up to a maximum of forty percent of the outstanding investment amount and, therefore, credit risk is considered minimal.

Credit risk on trade receivables is minimized as a result of the large and diversified nature of the Company's customer base. The Company also monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business. The Company does not normally require collateral or other security to support credit sales.

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company's operating and financial results. A portion of the Company's transactions is denominated in U.S. dollars. Significant foreign exchange gains (losses) are reflected as a separate component of expenses. The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures. Gains and losses on these financial instruments are recognized in the same period as the underlying exposure being hedged. At the year-end, the Company had no outstanding commitments.


Inventories

Inventories are stated at the lower of cost and net realizable value with cost being determined on a first-in, first-out basis.

Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

Property, Plant and Equipment and Amortization

Property, plant and equipment are stated at cost including, for major projects, interest capitalized during the construction period. Amortization is calculated on the straight-line basis over their estimated useful lives using the following annual rates:

         Building                                 -                      2.5%
         Machinery and equipment                  -                 10% - 50%
         Furniture and fixtures                   -                       20%
         Computer equipment and software          -                 30% - 33%
         Automotive equipment                     -                       30%
         Dies and moulds                          -          over three years

Amortization of leasehold improvements is calculated on the straight-line basis over the term of the lease including the first renewal term.

Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

Capital Leases

Capital leases which transfer substantially all of the property and relevant risk related to the ownership of the property leased to the Company are capitalized by recording as assets and liabilities the present value of the payments under the leases.

Goodwill

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of its net tangible assets at date of acquisition. Goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The annual impairment test is a two-part test, which compares the carrying amount of each reporting unit to its fair value.

In 2005 an impairment test was performed on goodwill and it was determined that the carrying value of goodwill on product lines that were being phased out was impaired. The impaired amount was expensed and presented as a separate line item in the consolidated statement of operations.


Foreign Currency Translation

i) Monetary assets and liabilities are translated at the rates of exchange in effect at the year end. Revenue and expenses are translated at the rates of exchange in effect on the date of transactions. The resulting gains and losses are included in the consolidated statements of operations.

ii) The Company's investment in its foreign operations (former consolidated subsidiary) is of a self-sustaining nature. Accordingly, assets and liabilities of foreign operations are translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the year. Related foreign currency translation adjustments are recorded as a separate component of shareholders' equity and included in the cumulative translation account.

iii) The Company translates its integrated foreign operations using the temporal method. All monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. All non-monetary assets and liabilities incurred in a foreign currency are translated at the rates in effect on the transaction date. All revenue and expenses are translated at the average exchange rate during the year with the exception of amortization which is exchanged at historical rates. Foreign currency gains or losses are included in the consolidated statement of operations in the current year.



Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.



Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note
7(c).

The Company adopted recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to the accounting for stock-based compensation and other stock-based payments, using the fair value-based method. Under the fair value method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to Contributed Surplus. Consideration paid by employees on exercise of stock options is recorded as share capital. These recommendations were applied to all stock-based payments granted on or after January 1, 2002. The Company has not granted any new options since the adoption of these recommendations.



Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings (loss) per share is computed using the weighted average of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and share purchase warrants using the treasury method.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expenses for the year amounted to $1,265,219 (2004 - $2,416,755).



1.       ACCOUNTS RECEIVABLE
                                                                                            2005                2004
                                                                                       --------------     -------------
         Accounts receivable                                                           $  6,671,291       $  7,660,926
         Allowance for doubtful accounts                                                   (386,745)          (317,418)
                                                                                       -------------      -------------
                                                                                       $  6,284,546       $  7,343,508
                                                                                       ============       ============

2.       INVENTORIES
                                                                                            2005                2004
                                                                                       ------------       -------------
         Raw materials                                                                 $  3,738,954       $  3,290,131
         Work in process                                                                    569,706            472,775
         Finished goods                                                                   1,299,834            806,285
                                                                                       ------------       ------------
                                                                                       $  5,608,494       $  4,569,191
                                                                                       ============       ============
3.       INVESTMENTS

                                                                                            2005                2004
                                                                                       ------------       -------------
         Investment in significantly influenced company
             Common shares - at equity (22.8%) (2004 - 24.0%)
              Proportionate share of net book value                                    $  4,695,803       $ 10,781,645
              Unamortized goodwill                                                        1,611,478            597,383
                                                                                       ------------       ------------
                                                                                          6,307,281         11,379,028
         Investment in significantly influenced company                                     497,449           481,958
         Investment in significantly influenced company
              Common shares - at equity (50.0%)                                             (83,565)                10
         Note receivable from a significantly influenced company,
              bearing interest at prime, due on demand                                       58,085             51,451
                                                                                       ------------       ------------
                                                                                       $  6,779,250       $ 11,912,447
                                                                                       ============       ============



4.       PROPERTY, PLANT AND EQUIPMENT

                                                                                 Accumulated        2005            2004
                                                                     Cost        Amortization        Net             Net
                                                                -------------    ------------    -----------     -----------
        Machinery and equipment                                 $  4,059,796     $ 2,818,352     $ 1,241,444     $ 1,476,983
        Furniture and fixtures                                       400,385         310,975          89,410         111,764
        Computer equipment and software                              513,199         414,862          98,337          99,501
        Leasehold improvements                                       429,440         133,492         295,948         104,260
        Automotive equipment                                         160,952         133,971          26,981          40,284
        Dies and moulds                                                    -               -               -           1,710
        Patent and trademark                                             301               -             301             301
                                                                -------------    ------------    -----------     -----------
                                                                   5,564,073       3,811,652       1,752,421       1,834,803
        Assets under capital leases
        Automotive equipment                                          40,179           6,026          34,153               -
                                                                -------------    ------------    -----------     -----------
                                                                $  5,604,252     $ 3,817,678     $ 1,786,574     $ 1,834,803
                                                                ============     ===========     ===========     ===========





5.       BANK INDEBTEDNESS


         The bank loans bear interest on a prime plus basis and are secured by assignment of book debts, inventories, property, plant and equipment and general security agreements of consolidated subsidiaries.

         At the Company's year end, Distinctive has unused available borrowing capacity of approximately $860,000.

         Total net interest paid during the year, including interest on long-term debt, amounted to $229,689 (2004 - $1,143,048).

                                                                                             2005              2004
                                                                                         -----------      ------------

         Canadian operating demand loan, interest at prime plus 0.5% per annum           $ 4,420,000      $   735,000
         U.S. operating demand loan, interest at the lender's U.S. dollar base rate
           plus 0.5% per annum                                                               712,074          552,920
                                                                                         -----------      -----------
                                                                                         $ 5,132,074      $ 1,287,920
                                                                                         ===========     ============


6.       LONG-TERM DEBT


                                                                                               2005            2004
                                                                                           -----------     -------------
         Convertible debenture payable to affiliated company, bearing interest at 11.9% per annum, with interest payable quarterly in advance, due
         September 8, 2006, secured by a general security agreement and certain
         assets of the Company.  This debenture was repaid in full during the year.        $       -       $   550,000



         Note payable,  non-interest bearing and due on demand, partially postponed under  terms of  subsidiary's  bank  loan  agreement.  The  lender  has no
         intention of demanding repayment within the next twelve months.                      537,500          537,500
                                                                                           ----------      -----------

                                                                                              537,500        1,087,500

         Obligations under capital leases                                                      35,181                -
                                                                                           ----------      ------------

                                                                                              572,681        1,087,500

            Less:  Current portion                                                              9,996                -
                                                                                           ----------      ------------

                                                                                           $  562,685      $ 1,087,500
                                                                                           ==========      ============




         The aggregate amount of payments required in the 2006 fiscal year and subsequent years to meet retirement provisions are as follows:




         2006                                                 $    9,996
         2007                                                      9,996
         2008                                                      9,996
         2009                                                      5,193
         2010                                                         -
         Thereafter                                               537,500
                                                              -----------

                                                              $   572,681
                                                              ===========

7.       CAPITAL STOCK



         (a)  Authorized


              Unlimited   $0.04 non-cumulative, non-voting, non-participating,
                            $0.44 redeemable, Class A preference shares

              Unlimited   Preference shares, issuable in series

              Unlimited   Common shares


         (b)      Issued


                                                                         Class A
                                            Common Shares          Preference Shares

                                     # of Shares     $ Value    # of Shares     $ Value
                                     -----------     -------    -----------     -------
Balance at December 31, 2003        4,873,083     1,906,156     1,538,493       691,502

Conversion of Class A preference
Shares                                214,577       549,676    (1,222,949)     (549,676)


Repurchase for cancellation          (183,853)      (87,811)            -             -

Exercise of stock options
(Note 7(c))                            55,000        95,630             -             -

Exercise of share purchase
warrants (Note 7(d))                   52,500       157,500             -             -
                                   ----------    ----------    ----------    ----------

Balance at December 31, 2004        5,011,307     2,621,151       315,544       141,826


Repurchase for cancellation            (4,300)       (2,249)            -             -

Exercise of stock options
(Note 7(c))                            87,500        79,625             -             -
                                   ----------    ----------    ----------    ----------

Balance at December 31, 2005        5,094,507     2,698,527       315,544       141,826
                                   ==========    ==========    ==========    ==========


7.       CAPITAL STOCK (Continued)

         (b)      Issued (Continued)


                  During 2004, at the option of the holders, 1,222,949 Class A preference shares were converted (prior to the conversion expiry on March 31, 2004) into 214,577 Common shares on the basis of 5.7 Class A preference shares for each Common share.

                  During the year, the Company repurchased 4,300 (2004 - 183,853) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration of $12,681 (2004 - $864,043). The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

                  During 2004, 52,500 share purchase warrants were exercised for a total consideration of $157,500.


(c)      Stock Options


                  The Company maintains a Stock Option Plan under which the Board of Directors may grant options to directors, officers, employees and consultants of the Company and it affiliates. The number of shares reserved under this plan is currently limited to 500,000 Common shares at an option price not to be less than the market price at the date of issuance.

                                                   2005           2004        2005           2004
                                               ------------- -------------  ----------    ---------
                  Balance, beginning of year      277,500       332,500     $   1.85       $ 1.84
                  Exercised                      ( 87,500)     ( 55,000)    $   0.91       $ 1.74
                                                 ---------     ---------
                  Balance, end of year            190,000       277,500     $   2.29       $ 1.85
                                                 =========     =========



                  The holders of the outstanding options are entitled to purchase 190,000 Common shares at $2.29 per share until November 2015. As at December 31, 2005, all options are exercisable and have an average outstanding life of nine years.



         (d)      Share Purchase Warrants

                  Pursuant to long-term debt repayment options, the Company has share purchase warrants outstanding entitling the holders to purchase 226,665 Common shares (2004 - 226,665) at an exercise price of $3.00 per Common share. During 2004, 52,500 Common shares were issued upon the exercise of these warrants. These share purchase warrants expire on September 7, 2006.





8.       EARNINGS (LOSS) PER SHARE

         The following table sets forth the calculation of basic and diluted earnings per share:


                                                                                               2005              2004
                                                                                          ------------        -----------
         Numerator:
           Earnings (loss) from continuing operations                                     $ (2,385,411)       $ 5,694,657
           Loss from discontinued operations, net of tax                                             -           (677,613)
           Share of earnings (loss) from discontinued operations
              of significantly influenced company                                           (3,718,042)           222,429
                                                                                           ------------       -----------
           Net earnings (loss)                                                              (6,103,453)         5,239,473

           Interest on convertible debenture, net of tax                                             -             41,495
                                                                                          -------------       -----------

           Net earnings (loss) available to Common shareholders                           $ (6,103,453)       $ 5,280,968
                                                                                          =============       ===========

         Denominator:
           Weighted average number of shares outstanding                                     5,065,172          5,020,433
           Effect of dilutive securities
               Stock options                                                                    85,100            173,182
               Share purchase warrants                                                          62,415             88,735

               Potential conversion of convertible debenture                                         -             71,771
                                                                                          -------------       -----------
                                                                                             5,212,687          5,354,121
                                                                                          =============       ===========
         Earnings (loss) per share

         Earnings (loss) per share from continuing operations
           Basic                                                                          $      (0.47)       $      1.13
           Diluted                                                                        $      (0.47)       $      1.07

         Earnings (loss) per share from discontinued operations
           Basic                                                                          $      (0.73)       $     (0.09)
           Diluted                                                                        $      (0.73)       $     (0.09)

         Earnings (loss) per share
           Basic                                                                          $      (1.20)       $      1.04
           Diluted                                                                        $      (1.20)       $      0.99




         Basic and diluted loss per share is the same for the current year as the effect of assumed exercise of stock options and share purchase warrants is anti-dilutive.





9.       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 2005            2004
                                                                                           -------------   ---------------
         (a)  Items not affecting cash:
              Amortization                                                             $        475,452    $    3,208,392
              Impairment of goodwill                                                            118,720                 -
              Write-down of short-term investments                                               48,744                 -
              Gain on sale of investment in former consolidated
                 subsidiary                                                                           -        (8,738,863)
              Equity in (earnings) loss of significantly influenced
                 companies                                                                    1,241,522           (54,000)
              Loss on disposal of investment of equity investee                                -                   26,706
              Future income taxes                                                              (156,073)         (393,832)
              Non-controlling interest                                                       (1,000,075)          337,769
                                                                                       -----------------     ------------

                                                                                       $        728,290     $  (5,613,828)
                                                                                       ================      =============



         (b)      Change in non-cash components of working capital:

                  Decrease (increase) in accounts receivable                            $     1,058,962     $     (1,374,796)
                  (Increase) decrease in income taxes recoverable                              (611,389)              32,220
                  (Increase) decrease in inventories                                         (1,039,303)           1,101,085
                  (Increase) decrease in prepaid expenses                                      (203,893)              31,117
                  Decrease in accounts payable and accrued liabilities                         (825,582)            (419,289)
                  (Decrease) increase in income taxes payable                                (1,562,437)           2,430,440
                                                                                        -----------------    ----------------
                                                                                        $    (3,183,642)    $      1,800,777
                                                                                        =================    ================



10.      OTHER INFORMATION

         (a)      Income Taxes

                  The Company's income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.1% (2004 - 36.6%) to income as described below:


                                                                                                 2005              2004
                                                                                          ----------------  ----------------
                  Income tax computed at statutory combined basic
                    income tax rates                                                    $     (1,492,053)   $      3,090,271
                  Increase (decrease) in income tax resulting from:
                      Investment tax credit                                                            -              (3,027)
                      Large corporations tax                                                      11,115              17,177
                      Manufacturing and processing tax credit                                    116,219             (42,737)
                      Non-deductible expenses                                                     34,512              27,500
                      Non-taxable equity items                                                   448,190              (9,989)
                      Non-taxable portion of capital (gain) loss                                  96,452            (812,738)
                      Valuation allowance                                                         29,989                   -
                      Other                                                                        7,952             144,481
                                                                                        ----------------    -----------------

                      Effective income tax provision                                    $       (747,624)   $      2,410,938
                                                                                        =================   ================


                    Total  income  taxes  paid  during  the  year   amounted  to
                    $1,656,530 (2004 - $815,227).


                    The components of income taxes are as follows:

                                                                                                 2005              2004
                                                                                          ----------------  -----------------
                    Current
                      - Canada                                                          $       (591,551)   $      2,478,613
                      - U.S.                                                                           -             326,157

                    Future
                      - Canada                                                                  (156,073)           (393,832)
                                                                                        -----------------   -----------------

                                                                                        $       (747,624)   $      2,410,938
                                                                                        =================   =================


10.      OTHER INFORMATION  (Continued)

         (b)      Future Income Taxes

                  A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:





                                                                                  2005              2004
                                                                           -------------      --------------
                  Current future income tax assets
                    Unrealized foreign exchange loss                       $      69,538      $    211,332
                                                                           -------------      -------------


                  Non-current future income tax assets
                    Non-capital loss carry-forwards                              779,389           432,000
                    Capital loss carry-forwards                                  134,367           160,000
                    Eligible cumulative expenditure                               38,000            42,000
                    Other                                                         24,500            26,000
                    Valuation allowance                                         (119,989)         (90,000)
                                                                           -------------      -------------
                                                                                 856,267           570,000
                                                                           -------------      -------------

                  Non-current future income tax liabilities
                    Depreciable property, plant and equipment                   (166,400)         (178,000)
                                                                           --------------     -------------


                  Net future income tax assets                             $     759,405      $    603,332
                                                                           ==============     =============





                  The Company has non-capital loss carry-forwards of approximately $1,637,000, of which $31,000 expires in 2007, $53,000 expires in 2009, $471,000 expires in 2010, $635,000 expires in 2014 and $447,000 expires in 2015, and capital loss carry-forwards of approximately $245,000. The Company's subsidiary has non-capital loss carry-forwards of approximately $466,000 which expires in 2015 and capital loss carry-forwards of approximately $501,000. No future income tax assets have been recognized in respect of the subsidiary's capital loss carry-forwards. The Company's subsidiary also has loss carry-forwards of approximately $83,000 generated from its U.S. operations for which no future income tax assets have been recognized.

         (c)      Related Party Transactions

                  The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

                  The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

                  Related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

                                                                           2005              2004
                                                                    ------------         ----------
                  Revenue
                      Sales                                         $   187,990          $      -
                  Expenses
                      Rent                                              321,128           407,503
                      Administration and consulting fees                336,000           649,667
                      Interest expense                                   26,359            71,204
                      Premium paid on debenture redemption              320,000                 -
                  Accounts receivable                                    79,682            18,648



11.      DISCONTINUED OPERATIONS


         Polyair initiated a process to dispose of the assets and business of its Pool Products business segment and during its most recent quarter received conditional offers in respect thereof. Polyair expects that, subject to the offer conditions being satisfied, the disposal of the segment will be completed within one year. As the criteria to report the segment as a discontinued operation has been met, the operating results of Polyair's Pool Products business segment have been classified as a discontinued operation and comparative figures have been restated.

         The following table provides additional information with respect to the amounts included in the results of discontinued operations of Polyair's Pool Products business segment for the four month period up to February 29, 2004:


                 Sales                                          $25,542,422
                                                                 -----------

                 Loss before income taxes                       $(2,672,708)
                 Income tax recovery                             (1,150,512)
                                                                -----------
                 Loss before non-controlling interest            (1,522,196)
                 Non-controlling interest                           844,583
                                                                -----------
                 Loss from discontinued operations              $  (677,613)
                                                                ============





12.      CONTINGENCIES AND COMMITMENTS

         (a)      Operating Leases

                  The Company leases several premises in Canada and the U.S. These leases expire between 2006 and 2010. The total commitment of $2,553,675 includes $2,530,869 related to plant, warehouses and office facilities and $22,806 related to automobile leases.

                  At December 31, 2005, future minimum payments to be made for operating leases are as follows:


                 2006                                         $      1,102,462
                 2007                                                  888,245
                 2008                                                  481,601
                 2009                                                   69,743
                 2010                                                   11,624
                                                              ----------------
                                                              $      2,553,675
                                                              ================

                  Total rent paid during the year amounted to $1,213,895 (2004 - $2,435,993).



         (b)      Commitment

                  An officer of the Company retains the option to purchase approximately four and one-half percent of the Company's remaining common share holdings in an equity investee for $172,000, expiring December 2006.



          (c)     Contingencies

                  In the normal course of its operations, one of the Company's equity investees may be subject to litigation and claims. It is not possible to determine the amounts that may be ultimately assessed against this investee company with respect to any existing or potential claims.




13.      COMPARATIVE FIGURES

         The 2004 Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2005 Consolidated Financial Statements.







14.      SEGMENTED INFORMATION

         The Company manufactures furniture in Canada and the United States and until February 2004, packaging products in Canada and the United States.

         2005

         Industry Segments:

                                                                           Packaging
                                                                            Products         Furniture       Consolidated
                                                                            --------         ---------       ------------
                                                                               $                 $                 $
        Sales                                                                       -        37,000,566       37,000,566
                                                                        ===============      ===========      ===========
        Operating loss                                                              -        (1,918,470)      (1,918,470)
                                                                        ===============      ===========
        Corporate expenses                                                                                      (539,540)
        Other income                                                                                             616,294
        Amortization                                                                                            (475,452)
        Interest                                                                                                (290,177)
        Gain on foreign exchange                                                                                 154,477
        Impairment of goodwill                                                                                  (118,720)
        Loss on extinguishment of debt                                                                          (320,000)
        Equity loss in significantly influenced companies                                                     (1,241,522)
        Income tax recovery                                                                                      747,624
        Non-controlling interest                                                                               1,000,075
        Share of loss from discontinued operations of significantly influenced company                        (3,718,042)
                                                                                                              ------------
        Loss for the year                                                                                     (6,103,453)
                                                                                                              ============

        Identifiable assets                                                      -           13,957,520       13,957,520
                                                                        ================     ===========
        Corporate assets                                                                                      19,312,557
                                                                                                              -----------
        Total assets                                                                                          33,270,077
                                                                                                              ===========

        Capital expenditures (net)                                               -              427,223          427,223
                                                                        ================       ===========
        Corporate                                                                                                      -
                                                                                                                -----------
        Total capital expenditures (net)                                                                         427,223
                                                                                                                ===========

        Amortization                                                             -              475,452          475,452
                                                                        ================       ===========
        Corporate                                                                                                      -
                                                                                                                -----------
        Total amortization                                                                                       475,452
                                                                                                                ===========



         Geographic Segments:
                                                                             Canada        United States     Consolidated
                                                                           ----------      -------------     ------------
                                                                               $                 $                $
        Sales                                                              27,778,693         9,221,873       37,000,566
                                                                          ============       ===========      ===========

        Property, plant, equipment and goodwill                             1,400,783           385,791        1,786,574
                                                                          ============       ===========      ============

         2004

         Industry Segments:
                                                                           Packaging
                                                                            Products         Furniture       Consolidated
                                                                            --------         ---------       ------------
                                                                               $                 $                 $
        Sales                                                              40,820,856        47,232,453       88,053,309
                                                                        =============       ===========      ===========
        Operating profit                                                    6,880,746         1,257,163        8,137,909
                                                                        =============       ===========
        Corporate expenses                                                                                    (3,668,997)
        Other income                                                                                             184,913
        Amortization                                                                                          (3,208,392)
        Interest                                                                                                (773,212)
        Loss on foreign exchange                                                                                (995,014)
        Gain on sale of investment in consolidated subsidiary                                                  8,738,863
        Equity in earnings of significantly influenced companies                                                  54,000
        Loss on disposal of investment of equity investee                                                        (26,706)
        Income taxes                                                                                          (2,410,938)

        Non-controlling interest                                                                                (337,769)

        Loss from discontinued operations                                                                       (677,613)
        Share of earnings from discontinued operations of significantly influenced company                       222,429
                                                                                                              ----------
        Earnings for the year                                                                                  5,239,473
                                                                                                              ==========

        Identifiable assets                                                         -        13,150,561       13,150,561
                                                                        =============       ===========
        Corporate assets                                                                                      26,406,651
                                                                                                             -----------
        Total assets                                                                                          39,557,212
                                                                                                             ===========

        Capital expenditures (net)                                                  -           148,483          148,483
                                                                        =============       ===========
        Corporate                                                                                                      -
                                                                                                             -----------
        Total capital expenditures (net)                                                                         148,483
                                                                                                             ===========

        Amortization                                                        2,310,218           560,638        2,870,856
                                                                        =============       ===========
        Corporate                                                                                                337,536
                                                                                                             -----------
        Total amortization                                                                                     3,208,392
                                                                                                             ===========



         Geographic Segments:

                                                                             Canada        United States     Consolidated
                                                                             ------        -------------     ------------
                                                                               $                 $                $
        Sales                                                                 45,638,207        42,415,102       88,053,309
                                                                        ================       ===========      ===========

        Property, plant, equipment and goodwill                                1,953,523                 -        1,953,523
                                                                        ================       ===========      ===========

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2005



The following Management's Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated ("the Company") for the year ended December 31, 2005. This MD&A should be read in conjunction with the Company's December 31, 2005 consolidated financial statements included elsewhere herein.

In this document and in the Company's consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresees", "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company's reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.



THE COMPANY

The Company is a management holding company which effects its strategy through investment in, management of and merchant banking to its core strategic industries, including furniture and finance, with the objective of creating added value to the Company and its shareholders. In addition, the Company retains a 23% equity interest in Polyair Inter Pack Inc. ("Polyair"), previously the Company's specialty pool cover and packaging subsidiary.

Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary, focuses on the manufacture and sale of leather and fabric upholstered furniture to major Canadian department stores, and to mass merchants and independent furniture stores in both Canada and the United States. Distinctive produces and distributes its products from three Canadian facilities. In addition, Distinctive relocated one of its Toronto facilities to North Carolina where production commenced in late March 2005.

Polyair manufactures products for the protective packaging and swimming pool industries. Polyair's Packaging Division sells its products to distributors and retailers in North America who service a wide variety of end users. Polyair's Pool Division serves leading distributors and retailers in Canada and the United States and exports, on an annual basis, approximately 16% (2004 - 15%) of its products outside North America. Polyair manufactures and markets its products from eleven facilities located throughout North America.

The Company focuses on internal growth and strategic acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with potential for sales of complementary products.





LIQUIDITY AND CAPITAL RESOURCES


The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

The Company's working capital amounted to $14.8 million at December 31, 2005 compared to $17.6 million at December 31, 2004. The ratio of current assets to current liabilities decreased to 2.65:1 at December 31, 2005 compared to 3.33:1 at December 31, 2004. The decrease in working capital and the decrease in working capital ratio as at December 31, 2005 as compared to December 31, 2004 stemmed primarily from the operating losses incurred and the repayment of long-term debt.

Accounts Receivable decreased by approximately $1.0 million from December 31, 2004 to $6.3 million at December 31, 2005. The decrease was attributable to the lower sales levels generated by Distinctive during the fourth quarter of 2005. Distinctive's Inventories at December 31, 2005 increased by approximately $1.0 million to $5.6 million from $4.6 million at December 31, 2004 due to an increase in inventory import programs required to service customer demands. Accounts Payable decreased by approximately $0.8 million from December 31, 2004 to $3.0 million at December 31, 2005. The decrease in Accounts Payable was due to a reduction in trade payables at Distinctive as a result of lower sales volumes. The Company's total debt increased to $5.7 million as at December 31, 2005 compared to $2.4 million at December 31, 2004. The increase in debt was attributable to an increase in Distinctive's Bank Indebtedness of approximately $3.8 million resulting from increased working capital requirements and an investment in new plant and equipment. This increase in debt was partially offset by the repayment of the Company's outstanding $550,000 convertible debenture during the second quarter. An additional $320,000 cost was incurred by the Company as a result of the repayment of this debenture.

During the year ended December 31, 2005, the Company's cash position decreased by $5.2 million to $7.1 million from $12.3 million at December 31, 2004. The net decrease was due to the following:



- Operating Activities decreased cash by $4.8 million principally as a result of cash utilized in Distinctive's operations;

- Financing Activities increased cash by approximately $3.4 million. This was due to increased Bank Borrowings of approximately $3.8 million utilized to finance Distinctive's working capital requirements and capital expenditures. The Company also received approximately $80,000 from the exercise of common share options and approximately $40,000 from new capital lease obligations. These increases were partially offset by the repayment during the second quarter of the Company's issued and outstanding $550,000 convertible debenture and $12,681 in cash utilized for the purchase of common shares for cancellation; and

- Investing Activities decreased cash by $3.8 million due to an increase in short-term investments of approximately $3.3 million and the investment by Distinctive of $427,223 in plant and equipment.



As at December 31, 2005, Distinctive had unused available borrowing capacity of approximately $860,000 million under its credit facility.






The following is a summary of the Company's consolidated contractual obligations as at December 31, 2005:

(In thousands of dollars)                                 Less Than                                      After
                                             Total           1 Year     1 - 3 Years      4 - 5 Years   5 Years
                                   ---------------- ---------------- --------------- ---------------- ---------
Long-term Debt                              $  572           $   10          $   25           $  Nil    $  537
Lease Obligations                            2,554            1,102           1,440               12       Nil
                                   ---------------- ---------------- --------------- ---------------- ---------
Total Contractual Obligations              $ 3,126          $ 1,112         $ 1,465           $   12    $  537
                                   ================ ================ =============== ================ =========

The Company's 2006 ongoing expected costs include cost of sales, selling and administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees, public company shareholder costs and interest expense. The Company expects to generate the revenue required in order to service these expenditures from sales and investment income and believes that it will have sufficient cash resources to meet its 2006 requirements.


RESULTS OF OPERATIONS

The following table sets forth items derived from the unaudited consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)



                                               2005                                              2004
                                           (Unaudited)                                         (Unaudited)

                               Fourth      Third       Second      First          Fourth      Third       Second      First
                               Quarter     Quarter     Quarter     Quarter        Quarter     Quarter     Quarter     Quarter

Sales                        $  9,309    $  9,507    $  9,562    $  8,622        $ 13,226    $ 10,906    $ 12,733   $ 51,188

Earning (loss) from
   continuing operations         (928)       (450)       (563)       (444)             63        (711)        145      6,197
Earning (loss) from
   discontinued operations     (2,027)       (814)       (323)       (554)           (303)        186         340       (678)

Net earnings (loss)            (2,955)     (1,264)       (886)       (998)           (240)       (525)        485      5,519

Earnings (loss) per share
  from continuing operations
     Basic                   $  (0.18)    $ (0.09)    $ (0.11)    $ (0.09)       $   0.01    $  (0.14)   $   0.03   $   1.26
     Diluted                    (0.18)      (0.09)      (0.11)      (0.09)           0.01       (0.14)       0.03       1.14

Earnings (loss) per share
   from discontinued operations
     Basic                   $  (0.40)    $ (0.16)    $ (0.07)    $ (0.11)       $  (0.06)   $   0.04    $   0.07   $  (0.14)
     Diluted                    (0.40)      (0.16)      (0.07)      (0.11)          (0.06)       0.04        0.06      (0.14)

Earnings (loss) per share
     Basic                   $  (0.58)    $ (0.25)    $ (0.18)    $ (0.20)       $  (0.05)   $  (0.10)   $   0.10   $   1.12
     Diluted                    (0.58)      (0.25)      (0.18)      (0.20)          (0.05)      (0.10)       0.09       1.02



General

The following table sets forth items derived from the consolidated statements of operations for the three months ended December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004:

(In thousands of dollars)

                                              Three Months Ended                          Years Ended
                                            December (Unaudited)**                          December
                                       --------------------------------           ---------------------------
                                            2005           2004                         2005         2004
                                       --------------------------------           ---------------------------
Sales                                   $  9,309        $ 13,226                      $ 37,000    $ 88,053
Cost of sales                              7,770          10,276                        32,165      69,463
                                        --------        --------                      --------    --------
Gross profit *                             1,539           2,950                         4,835      18,590
Other income                                 219              61                           616         185
Expenses                                  (1,938)         (2,549)                       (8,343)    (19,098)
Income (loss) on equity items               (794)            (12)                       (1,241)      8,766
                                        --------        --------                      --------    --------
Earnings (loss) before income taxes         (974)            450                        (4,133)      8,443
Income taxes                                 (25)            (60)                          748      (2,410)
Non-controlling interest                      71            (327)                        1,000        (338)
                                        --------        --------                      --------    --------
Earnings (loss) from continuing             (928)             63                        (2,385)      5,695
   operations
Discontinued operations                        -               -                             -        (678)
Share of earnings (loss) from
   discontinued  operations of equity
   investee                               (2,027)           (303)                       (3,718)        222
                                        --------        --------                      --------    --------
Net earnings (loss)                     $ (2,955)       $   (240)                     $ (6,103)   $  5,239
                                        ========        ========                      ========    ========

* Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net earnings (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. The Company defines Gross profit as net earnings (loss) before other income, selling and administrative expenses, interest expense, amortization, gain (loss) on foreign exchange, gain on sale of investment, income (loss) on equity items, non-controlling interest and income taxes.

**   The quarterly  financial  data for 2005 and 2004 has been  reclassified  to
     conform  with  the  year  end  audited  consolidated   financial  statement
     presentation for 2005 and 2004.

Review of Financial Results for Periods ended December 31, 2005 and 2004

Sales. Sales for the fourth quarter of 2005 were $9.3 million, a decrease of $3.9 million as compared to $13.2 million for the comparable 2004 period. Sales for the year ended December 31, 2005 were $37.0 million, a decrease of $51.1 million as compared to $88.1 million for the comparable 2004 period. The substantial decreases during the year are due to the 2004 deconsolidation of Polyair and the decrease in sales of approximately $10.2 million at Distinctive. Distinctive's sales, both for the quarter and for the year ended December 31, 2005, were impacted by a difficult retail environment and by increased competition, primarily from offshore manufacturers.

Gross Profit. Gross profit as a percentage of sales decreased to 16.5% for the fourth quarter of 2005 compared with 22.3% for the comparable 2004 period. Gross profit for the year ended December 31, 2005 decreased to 13.1% as compared to 21.1% for the comparable 2004 period. The large decrease in gross profit percentage for the 2005 year was due in part to the deconsolidation of Polyair, as traditionally gross profits from packaging sales have been higher than that of furniture. Furniture gross profit decreased to 13.1% for the year ended December 31, 2005 compared with 16.8% for the comparable 2004 period due to the decreased sales volumes and a reduction in gross profit margins. Distinctive's performance during the first half of the year was affected by a temporary decrease in production capacity and the costs associated with the first quarter relocation of one of its Toronto plants to a new North Carolina facility. Distinctive has implemented a number of adjustments including an increase in its component import programs so as to reduce labour and material costs and to enhance its ability to be more competitive in the industry.

Other Income. Interest and investment income increased to $219,546 for the fourth quarter of 2005 compared to $61,111 for the comparable 2004 period. Other income for the year ended December 31, 2005 increased to $616,294 compared to $184,913 for the 2004 year. The increase in other income, both for the quarter and for the year, are as a result of the increase in the Company's cash and short-term investments for a full year and the results achieved from its short-term investment portfolio.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales were 18.7% for the fourth quarter of 2005 and 13.6% for the comparable 2004 period. Selling and administrative expenses as a percentage of sales were 20.4% for the year ended December 31, 2005 and 16.5% for the comparable 2004 period. The increase in selling and administrative expenses as a percentage of sales for the year ended December 31, 2005 as compared to the comparable 2004 period was due to the effect of absorbing fixed costs over lower sales volumes resulting from the deconsolidation of Polyair, the decreased sales levels at Distinctive and higher sales commission resulting from a shift in Distinctive's customer mix.

Other Expenses. During the fourth quarter of 2005 and 2004, the Company incurred other expenses of $201,688 and $745,529 respectively. Other expenses for the year ended December 31, 2005 were $786,054 compared to $4,570,402 in the comparable 2004 period. Other expenses for the 2004 quarter were adversely impacted by the exchange loss effect of a strengthening Canadian dollar on the Company's U.S. cash balances. The large decrease in other expenses for the 2005 year was due to the deconsolidation of Polyair and the elimination of the associated amortization and interest expense. Expenses for the year ended December 31, 2005 include a $320,000 cost as a result of the settlement of the outstanding convertible debenture and a goodwill impairment expense of $118,720. These expenses were partially offset by a gain realized on the Company's foreign exchange transactions.

Gain on Sale of Investment (2004). In March 2004, the Company sold a portion of its investment in Polyair for a total consideration of $20.3 million resulting in a gain of approximately $9.0 million. As the sale was negotiated in U.S. dollars, on closing the proceeds thereof were favourably impacted by a foreign exchange gain of approximately $0.7 million.

Equity Earnings (Loss). Equity loss for the current quarter was $793,646 as compared to an equity loss of $22,264 for the comparable 2004 period. Equity loss for the year ended December 31, 2005 was $1,241,270 as compared to equity earnings of $27,294 for the comparable 2004 period. Losses for the quarter and the year were due to the inclusion of the Company's portion of Polyair's losses for its year ended October 31, 2005. Polyair's results for the year ended October 31, 2005 were impacted by increased material and overhead costs, higher selling, general and administrative expenses, as well as higher interest expenses. In the comparative period, the financial results of Polyair for the four months ended February 29, 2004 were consolidated with the accounts of the Company and the results for the eight months ended October 31, 2004 were accounted for using the equity method.

Income Tax Provision. The effective tax rate before non-taxable equity items for the year ended December 31, 2005 and 2004 was 25.9% and 28.6% respectively. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to certain non-deductible expenses, the non-taxable portion of foreign exchange gains and losses, and in 2004, the capital gain tax treatment on the gain on sale of the investment in Polyair.

Discontinued Operations. Polyair initiated a process to dispose of its non-packaging assets and during its most recent quarter received conditional offers for the sale of its Pool Division. To the extent that Polyair concludes a sale of its Pool Division it will operate with its packaging business as its principal business and accordingly the operating results of the Pool Division have been classified as discontinued operations. The Consolidated Statement of Operations for the year ended December 31, 2004 includes the results of Polyair's discontinued operations for the four months ended February 29, 2004. Commencing March 2004, the Company's interest in Polyair's discontinued operations is accounted for using the equity method.



Net Earnings (Loss). Net loss for the fourth quarter of 2005 was $2,954,994 as compared to net loss of $240,476 in the comparable 2004 period. Net loss for the year ended December 31, 2005 amounted to $6,103,453 as compared to net earnings of $5,239,473 for the comparable 2004 period. The decrease in quarterly and year-to-date earnings were due to the losses generated by Distinctive and Polyair and the loss incurred on extinguishment of debt. Net earnings generated in 2004 were favourably impacted by the gain on sale of a portion of the Company's investment in Polyair.

Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter and is not anticipated to materially impact on the Company's operations during its current fiscal year.


RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the transfer amount which is the amount of consideration established and agreed to by the related parties.

In 2001, the Company issued an 11.9% convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation.
Interest on the debenture was payable in advance on a quarterly basis with repayment due on September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. During the second quarter of 2005, the Company completed the purchase for cancellation of the outstanding $550,000 of this convertible debenture. In approving the transaction, the Company took into account that the cancellation of the debenture would be anti-dilutive and result in significant interest savings in future periods. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

The Company paid to Forum Financial Corporation ("Forum") an agreed upon fee of $189,000 for administrative, management and consulting services rendered for the year ended December 31, 2005. These services include office, administrative and clerical services, including bookkeeping and accounting. Forum also assists in the decision making process relating to the Company's and its subsidiaries' various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum an agreed upon fee of $72,000 for administrative, management and consulting services rendered. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company and a director of Distinctive, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum and an officer of Distinctive.

During the year ended December 31, 2005 the Company paid to Stan Abramowitz, Chief Financial Officer of the Company, a bonus of $75,000 for services rendered to the Company over the past year.

Distinctive entered into a lease agreement with Genterra Inc. ("Genterra") for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra and Distinctive.






SHARE DATA



The following table sets forth the Outstanding Share Data for the Company as at December 31, 2005:

                                                                                       Authorized               Issued
                                                                                    -------------------    ---------------
Preference Shares, issuable in series                                                   Unlimited
Class A Preference shares
$0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable                   Unlimited              315,544

Common Shares                                                                           Unlimited            5,094,507

Share Options
Options issued and outstanding under share option plan                                                         190,000

Share Purchase Warrants
Warrants issued and outstanding pursuant to long-term debt agreement Each warrant entitles the holder to purchase one Common share at $3.00 per share
Warrants expire on September 7, 2006                                                                           226,665


RISKS AND UNCERTAINTIES

Due to operating losses incurred, primarily in its Pool Division, Polyair's working capital position has deteriorated as it has used its bank facility to partially finance operating losses, capital expenditures and long-term debt repayments. Polyair's lenders amended their covenants and in the renewal of the credit facility made further covenant amendments in order to accommodate poor profitability at the Pool Division. In addition to the credit available under its operating line, Polyair's lenders have agreed to provide an interim working capital facility. In order to reduce operating costs and provide adequate capital resources for its business plan, Polyair will need to complete the sale of its non-packaging assets or raise additional capital. There is no assurance that Polyair will be successful in either of these initiatives and in the event that it is unable to improve its profitability or raise sufficient capital, Polyair's lenders may limit or withdraw credit available under their loan facility. In such an event, adjustments may be necessary to the carrying value of the Company's investment therein.

The Company's operating results are reported in Canadian dollars. Historically, approximately 73% of Polyair's and 20% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is now being accounted for using the equity method and revenues and expenses from this investment are no longer recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation of U.S. dollar denominated amounts was 1.22 for 2005 and 1.32 for 2004. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair. As a result of the strengthened Canadian dollar, the furniture industry is exposed to additional competition from imported products. Offshore manufacturers have made in-roads into the Canadian upholstery market and Distinctive is under increased pressure to adjust selling prices to meet this import competition. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currency risk based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk due to changes in commodity prices related to these components.


Weather is the principal external factor that affects demand for Polyair's Pool Division products. Unseasonal late warming or a wet early summer can decrease the length of the pool season and reduce demand for these products. Polyair's pool products business is highly seasonal and as a result a substantial portion of its operating income is generated in its third quarter. Any factors that disrupt sales or operations in these months could materially affect the earnings of Polyair.

Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Included in the assets purchased by Polyair from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. is a property in Toronto that has been identified as having some industrial contamination. Polyair has reserved funds for remediation thereof and has taken on an insurance policy that covers liability for offsite damages and claims. In addition, Polyair has entered into a put/call agreement that allows for the sale of this property. Subsequent to the Company's year end, Polyair entered into a purchase and sale agreement on this property with a third party. The sale agreement is subject to due diligence, the consent of the put/call purchaser and Polyair's Lenders. If these conditions are satisfied, Polyair could realize a gain on the sale and the proceeds could be used to pay down Polyair's operating bank debt. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

Distinctive and Polyair face a certain degree of credit risk arising from the sale of products on credit terms to customers. Distinctive and Polyair seek to maintain a diversified customer base in order to limit exposure to credit risk from any one customer. Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with customers. Credit limits are reviewed and monitored regularly. During 2005, four separate customers of Distinctive accounted for approximately 46% (2004 - 46%) of its revenues. Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

Polyair has been named from time to time as a defendant in claims arising from pool-related injuries. In each case which has been resolved, Polyair has either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. Polyair believes its products are safe and contain proper use warnings, but avoidance of litigation cannot be assured.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.


OUTLOOK

With the 2004 sale of part of its holdings in Polyair, the Company has substantially enhanced its working capital. The Company continues to consider potential options to build shareholder equity and to maximize shareholder return on investment wherever possible.

Distinctive continues its efforts to expand brand awareness. Upward cost pressures and strong offshore competition will continue to challenge Distinctive. Accordingly, Distinctive has embarked on a profit improvement program including a substantial increase in its component import programs designed to reduce material and labour costs. In addition, Distinctive's product development activities are focused on expanding its product line. During 2005, as part of its plan to reduce costs and improve customer service, Distinctive relocated one of its Toronto plants to a new North Carolina facility. Distinctive's capacity was temporarily reduced as a result of this relocation. Distinctive's management believes that its focus on improved manufacturing efficiency and cost reductions together with new product initiatives should result in improved results in 2006.

The Company retains a 23% equity interest in Polyair. Polyair's packaging business resin costs and supply have stabilized after a series of rapid price spikes in the aftermath of the hurricanes on the U.S. gulf coast. The market for protective packaging products is very competitive and Polyair expects that it may continue to experience a reduction in sales volumes as it seeks to preserve its product margins. The Packaging Division is investing in new proprietary product lines, which could help bolster sales and profits in the future. Polyair's management is working on completing the sale of its pool business and is marketing other assets that are not core to its packaging business. Unless a sale is concluded, the Pool Division will require working capital funding for its peak season sales. With its current financing, Polyair does not have sufficient funding to meet the requirements of its operating businesses and failure to complete the sale of its non-packaging assets or alternatively, Polyair not raising additional capital, could result in lost sales and continued poor profitability in future months.



CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

     Sales Returns and Allowances - Distinctive and Polyair record customer product returns as an adjustment to sales. Distinctive and Polyair estimate and accrue their customer returns based on historical trends and known returned goods authorizations. Higher product returns after the reporting of their financial results may cause these estimates to be inadequate and could result in changes to income in future periods.

     Customer Rebates - Both Distinctive and Polyair pay rebates to certain of their customers based upon pre-defined targets. Estimates of rebates accrued are continually revised to reflect actual rebates earned. If market conditions were to change, Distinctive and Polyair may have to change the terms of their rebate programs. Although such changes would not affect the amounts recorded for sales already made, it could lower or raise their profit margins in future periods.

     Allowance for Doubtful Accounts - Distinctive and Polyair maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorates.

     Valuation of Obsolete Inventory - In evaluating the adequacy of provision for inventory obsolescence, a number of factors are considered, including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. For both Distinctive and Polyair, provision for inventory obsolescence may require adjustment as any of the above mentioned factors change.

     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. Changes in future profitability of the Company may impact the realization of these future tax assets.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

No new accounting pronouncements were issued in 2005 that impacted the preparation of the consolidated financial statements of the Company.



DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of December 31 2005, by and/or under the supervision of Consolidated Mercantile Incorporated's management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and forms.



ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's Annual Information Form and unaudited quarterly financial results for the reporting periods ended 2005 and 2004, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States. For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com

         DIRECTORS

         Fred A. Litwin
         Stan Abramowitz
         Sol D. Nayman
         Donald Resnick
         Ian Dalrymple *

         OFFICERS

         Fred A. Litwin - President
         Daniel S. Tamkin - Vice President
         Stan Abramowitz - Secretary

         AUDITORS

         KRAFT BERGER GRILL SCHWARTZ COHEN & MARCH, LLP, Chartered Accountants Toronto, Canada

         REGISTRAR & TRANSFER AGENT

         COMPUTERSHARE INVESTOR SERVICES INC.
         Toronto, Canada

         BANKERS

         ROYAL BANK OF CANADA
         Toronto, Canada

         HEAD OFFICE

         106 Avenue Road
         Toronto, Canada
         M5R 2H3

         LISTED

         THE NASDAQ STOCK MARKET
         Symbol:  CSLMF - Common

         TORONTO STOCK EXCHANGE
         Symbol:  CMC - Common


         * Nominee

                      CONSOLIDATED MERCANTILE INCORPORATED
                   106 Avenue Road, Toronto, Ontario, M5R 2H3


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of CONSOLIDATED MERCANTILE INCORPORATED (the "Corporation") will be held at The Toronto Board of Trade, 830 Dixon Road, Toronto, Canada on Thursday, April 27, 2006 at the hour of 9:00 a.m., Toronto City Time, for the following purposes:

1. To receive the Corporation's 2005 Annual Report containing the consolidated financial statements for the year ended December 31, 2005 and the report of the auditors thereon;

2.   To elect Directors;

3.   To appoint Auditors;

4.   To authorize the Directors to fix the remuneration of the auditors;


5. To consider and, if thought fit, to pass a resolution authorizing an amendment to (i) the Corporation's 2004 Stock Option Plan to extend the period during which any option is exercisable, and (ii) certain options granted by the Corporation to certain directors and officers of the Corporation pursuant to Plan, to extend the expiry date of such Insider Options from November 3, 2005 to November 3, 2015; and

6. To transact such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.


DATED at Toronto, this 30th day of March, 2006.


BY ORDER OF THE BOARD OF DIRECTORS


"Signed"

Stan Abramowitz
Secretary


NOTES:

(1) ONLY HOLDERS OF COMMON SHARES of the Corporation of record at the close of business on March 10, 2006 (the "Record Date") will be entitled to vote at the meeting except to the extent that a person has transferred any of his Common Shares of the Corporation after the record date and the transferee of such shares establishes proper ownership and requests not later than ten days before the meeting that his name be included in the list of shareholders for the meeting, in which case the transferee is entitled to vote his shares at the meeting.

(2) Holders of voting classes of shares of the Corporation who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting.

                      CONSOLIDATED MERCANTILE INCORPORATED
                   106 Avenue Road, Toronto, Ontario, M5R 2H3


                         MANAGEMENT INFORMATION CIRCULAR


MANAGEMENT SOLICITATION
This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Consolidated Mercantile Incorporated (the "Company" or "CMI") for use at the Company's Annual and Special Meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting ("Notice"). It is expected that this solicitation, made by management of the Company, will be primarily by mail. Proxies may also be solicited by telephone or in person by officers and directors of the Company. The cost of such solicitation will be borne by the Company.

ADVICE TO BENEFICIAL SHAREHOLDERS
Only registered holders of common shares of the Company, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, common shares of the Company that are beneficially owned by a holder (a "Non-Registered Holder") are registered either:

     (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

     (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Management Information Circular, the form of proxy, the 2005 annual report (which includes management's discussion and analysis) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

     (a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the
          Non-Registered Holder who wishes to submit a proxy should otherwise complete the form of proxy in accordance with its directions and deposit it with Computershare Investor Services Inc. ("Computershare") at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1,
          Attention: Proxy Department; or

     (b) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

VOTING OF PROXIES
The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a company, under its corporate seal, by an officer or attorney thereof, duly authorized.

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder has the right to appoint as his proxy holder a person (who need not be a shareholder) to attend and to act on his behalf at the Meeting other than the persons designated in the form of proxy accompanying this circular. A shareholder may do so by inserting the name of such other person in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to the Company's Registrar and Transfer Agent, Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder may revoke a proxy by depositing an instrument in writing executed by him or his attorney authorized in writing at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

The shares represented by proxy will be voted for, voted against or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If a shareholder does not specify how their shares are to be voted with respect to the election of directors and/or the appointment of auditors and/or the authorization of the directors to fix the remuneration of the auditors, such shares will be voted, on any ballot that may be called for, in respect of such matters as set out herein.

If any amendments or variations to matters identified in the Notice are proposed at the Meeting or if any other matters properly come before the Meeting, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting. Management knows of no such amendments or variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Company's Common Shares are the only class of shares entitled to vote at the Meeting. As at March 30, 2006, 5,094,507 Common Shares are outstanding, each having the right to one vote per share at the Meeting.

The date for the determination of shareholders entitled to receive Notice of the Meeting (the "Record Date") has been fixed at the close of business on March 10, 2006. In accordance with the provisions of the Business Corporations Act (Ontario) (the "Act"), the Company will have a list of holders of Common Shares prepared not later than 10 days after the Record Date. Each holder of the respective shares named therein will be entitled to vote the shares listed opposite his name at the Meeting except to the extent that (a) the shareholder has transferred any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

Principal Shareholders
To the knowledge of the Company's directors and officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted at the Meeting other than Mar-Risa Holdings Inc. ("Mar-Risa"), an Ontario corporation holding an aggregate of 2,612,894 Common Shares (51.29%), with 1,475,394 of these Common Shares held through its wholly-owned subsidiary, DG Acquisition Corp. ("DG"), an Ontario corporation. Mar-Risa is indirectly controlled by Fred A. Litwin, President and a Director of the Company.

ELECTION OF DIRECTORS
Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company's by-laws.

The statement as to the shares of the Company beneficially owned or over which control or discretion is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their positions with the Company, the year they become a director of the Company and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them is as follows:

                                                                                                   Number of
                                                                                                   Common Shares
Name                                Principal Occupation                   Director Since  Beneficially Held (1)
----                                --------------------                   --------------  ---------------------
Fred A. Litwin (5)                  Executive                              October 31, 1968        2,779,193 (2)
President
Toronto, Ontario, Canada

Stan Abramowitz                     Chief Financial Officer,                December 14, 1989         Nil
Secretary                           Forum Financial Corporation,
Toronto, Ontario, Canada            a management holding company

Sol D. Nayman (3)(4)(5)             President,                              June 24, 2004             Nil
Toronto, Ontario, Canada            S.D. Nayman Management Inc.,
                                    a business consulting company


Donald Resnick (3)(4)(5)            Corporate Director                      April 20, 2005            9
Toronto, Ontario, Canada


Ian Dalrymple (3)(4)(6)             Chief Investment Officer,                    N/A                  Nil
Toronto, Ontario, Canada  Northwood Stephens Private Counsel Inc.,
                                    a portfolio management firm


NOTES:    (1)The information  as to shares  beneficially  owned not being within the knowledge of the Company has been furnished by the respective directors individually.
          (2) Fred A. Litwin, President and a Director of the Company, directly controls 92,414 Common shares, indirectly controls 2,612,894 Common shares through Mar-Risa and its subsidiary DG, 49,119 Common shares through Forum Financial Corporation ("Forum") and 24,766 Common shares through First Corporate Equity Ltd. ("First Corporate").
          (3)  Member of Audit Committee.
          (4)  Member of the Corporate Governance Committee.
          (5) During the ten-year period prior to the date hereof, Fred A. Litwin, Sol D. Nayman and Donald Resnick were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.
          (6) Ian Dalrymple is Chairman and Chief Investment Officer of Northwood Stephens Private Counsel Inc., a portfolio management firm specializing in investment, estate and tax management. Prior to that, Mr. Dalrymple was the Managing Director of Nigel Stephens Counsel Inc., a position he held since October 1989. Mr. Dalrymple has over 30 years of experience in the financial services and investment industries. Mr. Dalrymple holds a Bachelor of Commerce degree and a Masters degree in Economics from the University of Toronto, is a Fellow of the Canadian Institute of Actuaries, a Member of the American Academy of Actuaries and a Fellow of the Society of Actuaries. Mr. Dalrymple is a Director of Synergx Systems Inc. and the West Park Foundation, a charitable foundation serving the West Park Health Care Centre.


EXECUTIVE COMPENSATION
Summary Compensation Table
The following table provides a summary of compensation earned during each of the Company's last three fiscal years by the Company's Chief Executive Officer, the Chief Financial Officer and each of the Company's most highly compensated executive officers where total salary and bonus exceeded CDN$150,000 during such year ("Named Executive Officers") other than the Chief Executive Officer and Chief Financial Officer.

                                              Annual Compensation                             Long Term Compensation
                                    ----------------------------------------------------    ---------------------------
         Name and                                                       Other Annual          Number of Common
         Principal Position         Year       Salary        Bonus      Compensation (1)      Shares Under Option Plan
         -------------------------------------------------------------------------------    ---------------------------
         Fred A. Litwin             2005         Nil          Nil         $261,000                39,375
         President & CEO            2004     $16,667 (2)      Nil         $283,000               126,875
                                    2003     $50,000 (2)      Nil         $108,000               126,875

         Daniel S. Tamkin           2005         Nil          Nil              Nil                70,000
         Vice President             2004     $16,667 (2)  $175,000             Nil                70,000
                                    2003     $50,000 (2)      Nil              Nil                83,125

         Stan Abramowitz            2005         Nil      $ 75,000             Nil                28,125
         Secretary & CFO            2004         Nil      $175,000             Nil                28,125
                                    2003         Nil          Nil              Nil                56,875

NOTES:    (1)  The amounts in this column relate to management  fees paid by the
               Company  and its  subsidiaries  to  Forum  Financial  Corporation
               ("Forum") for management, administrative and financial consulting services provided. Forum is controlled by Fred A. Litwin.

          (2) This amount represented compensation paid by Polyair Inter Pack Inc. ("PPK") to Fred A. Litwin and Daniel S. Tamkin up to and including February, 2004. Mr. Litwin serves as Chairman of the Board of PPK. The Company owns approximately 23% of the issued and outstanding voting securities of PPK. Prior to March 11, 2004, the Company controlled PPK.

Employment Contract
There are no employment contracts between the Company and the Named Executive Officers and no compensatory plan or arrangement with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with the Company, from a change of control of the Company or a change in the Named Executive Officers' responsibilities following a change-in-control together with the amount involved.

Compensation of Directors
The Company does not have a compensation committee of its board of directors. All matters relating to executive compensation are dealt with by the full board of directors. During the fiscal year of the Company ended December 31, 2005, the board of directors consisted of the following individuals: Fred A. Litwin, Stan Abramowitz, Irwin Singer, until his passing on October 15, 2005, Sol D. Nayman and Donald Resnick. Each director of the Company who is not a salaried officer or employee of the Company or its operating subsidiaries is entitled to an annual retainer fee of $5,000.


Options Granted during the Fiscal Year Ended December 31, 2005
There were no options granted to Executive Officers of the Company during the fiscal year ended December 31, 2005.

Options Exercised during the Fiscal Year Ended December 31, 2005
Options exercised by Executive Officers of the Company during the fiscal year ended December 31, 2005 and particulars for the fiscal year end value of unexercised options are as follows:

                                                                                                      Value of Unexercised
                                                                                                      in-the-Money Options
                                                                              Unexercised Options        at FY-End ($)
                             Securities Acquired        Aggregate Value            at FY-End             Exercisable /
                               on Exercise (#)           Realized ($)            Exercisable /           Unexercisable
  Name/Position                                                                  Unexercisable
  --------------------------------------------------------------------------------------------------------------------------
  Fred A. Litwin                    87,500                 $336,000               39,375 / NIL           $18,112 / NIL
  President
  --------------------------------------------------------------------------------------------------------------------------
  Daniel S. Tamkin                   NIL                      NIL                 70,000 / NIL           $32,200 / NIL
  Vice President
  --------------------------------------------------------------------------------------------------------------------------
  Stan Abramowitz                    NIL                      NIL                 28,125 / NIL           $12,937 / NIL
  Secretary


SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information
As of December 31, 2005, the Corporation's most recently completed financial year-end, the Corporation's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.

                                                                                     Number of securities remaining
                                      Number of securities      Weighted-average      available for future issuance
                                        to be issued upon       exercise price of       under equity compensation
           Plan Category                   exercise of        outstanding options,     plans (excluding securities
                                      outstanding options,     warrants and rights      reflected in column (a))
                                       warrants and rights             (b)                         (c)
                                               (a)
 --------------------------------------------------------------------------------------------------------------------
 Equity compensation plans                   190,000                  $2.29                      167,500
 approved by securityholders

 Equity compensation plans not                 N/A                     N/A                         N/A
 approved by securityholders

 Total                                       190,000                  $2.29                      167,500


Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares with a cumulative total return of the TSX 300 Composite Index for the period commencing December 31, 2000 and ending December 31, 2005.
[GRAPHIC OMITTED]


MANAGEMENT CONTRACT
Administrative services are provided to the Company and its subsidiaries by Forum Financial Corporation, 106 Avenue Road, Toronto, Ontario for an annual fee of $240,000. These services include office, administrative and clerical services, including bookkeeping and accounting. Forum also assists in the decision making process relating to the Company's and its subsidiaries' various investment interests. Additionally, at the Company's request, Forum analyzes potential investments, business opportunities and ventures on a fee-for-service basis.

AMENDMENT OF THE STOCK OPTION PLAN
The Company is seeking shareholders' approval of an amendment to the Company's 2004 Stock Option Plan (the "Plan") to delete the first sentence of Section 2.05 of the Plan, which limits the period during which any option is exercisable (the "Option Period") to a maximum of ten years from the date of the grant, and replacing it with a provision whereby the Option Period for any option may extend for such period as may be determined by the Board of Directors at its sole discretion at the time the option is granted.

The Company is also seeking shareholders' approval of an amendment to certain options (the "Insider Options") granted by the Company to certain directors and officers of the Company pursuant to Plan, to extend the expiry date of such Insider Options from November 3, 2005 to November 3, 2015.

These amendments have been approved by the Board of Directors of the Company, subject to shareholder approval.

The Plan is designed to secure for the Company and its shareholders the benefits of incentive inherent in share ownership by the directors, officers and key employees of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for the management and growth of the Company's business. The Plan is also designed to enable the Company to grant options to consultants whose services the Company wishes to retain. Under the Plan, options may be granted to directors, officers, employees and consultants of the Company and its affiliates. The option price of any common shares cannot be less than the "Market Price", which is the closing price of the shares on such stock exchange on which the shares are listed and posted for trading on the last day that the shares traded immediately preceding the day upon which the option is granted, provided that if the Shares are listed on more than one stock exchange, then the Market Price shall be, subject to the applicable rules of such stock exchanges, the closing sale price of such shares on the stock exchange on which the greatest volume of shares traded on such trading day. The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted. Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at its sole discretion at the time such Option is granted. The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of the grant excluding shares issued to directors and officers pursuant to the exercise of options during the twelve month period prior to such time. The Plan does not limit the maximum number of common shares which may be reserved for issuance thereunder to insiders of the Company.

On the death of an optionee while the optionee's option is still outstanding, any option held by the optionee at the date of death becomes exercisable, in whole or in part, but only by the person or persons to whom the optionee's rights under the option pass by the optionee's will or the laws of descent and distribution. All such options become exercisable only to the extent that the optionee was entitled to exercise the option at the date of his or her death and only for the balance of the applicable option period. If the tenure of a director or officer or the employment of an employee of the Company or its affiliate or the engagement of a consultant is terminated for cause, no option held by such optionee may be exercised following the date upon which termination occurred. If termination occurs for any reason other than cause, then any option held by such optionee becomes exercisable, in whole or in part, for a period of six months after such termination or prior to the expiration of the option period in respect thereof, whichever is sooner, or such shorter period of time as may be determined by the board when the option is granted.

Options granted under the Plan are not transferable or assignable except as follows: (i) upon the optionee's death, to the person or persons to whom the optionee's rights under the option shall pass by the optionee's will or the laws of descent and distribution; (ii) to the optionee's subsidiary entity, registered retirement savings plan or registered retirement income fund; (iii) to the optionee's spouse, minor child or minor grandchild, and (iv) to a trust of which at least one of the trustees is the optionee and the beneficiaries of which are one or more of the optionee and the optionee's spouse, minor child or minor grandchild.

Pursuant to the terms of the Plan, the Board in its discretion may amend, modify or terminate the Plan at any time, subject to (A) the approval, if required, of any regulatory body having jurisdiction over the securities of the Company, and
(B) the approval of the shareholders of the Company if the amendment could at any time (i) materially increase the benefits under the Plan; (ii) result in an increase in the number of shares which would be issued under the Plan (except any increase resulting automatically from an increase in the number of issued and outstanding shares); or (iii) materially modify the requirement as to eligibility for participation in the Plan.

The number of shares which may be reserved for issuance under the Stock Option Plan is currently limited to 500,000 common shares, which represents 9.8% of the currently outstanding common shares, provided that this number may be increased subject to the approval of the shareholders of the Company. Options have been granted and remain outstanding under the Plan to purchase 190,000 common shares, which represents 3.7% of the currently outstanding common shares.

The relevant particulars of the Insider Options to be amended are as follows:

      Name and Position of Optionee                 Number of Options                          Exercise Price
  -------------------------------------------------------------------------------------------------------------
  Fred A. Litwin                                          39,375                                   $2.29
  President and Director

  Daniel S. Tamkin                                        70,000                                   $2.29
  Vice President

  Stan Abramowitz                                         28,125                                   $2.29
  Secretary and Director

  Henry Schnurbach                                        52,500                                   $2.29
  President of Affiliated Entity


The Board of Directors has determined that it is appropriate to extend the term of the Insider Options in order to provide continued incentives to the Company's key management personnel. Pursuant to the policies of the TSX, before the amendment to the Plan may take effect and in order for the Insider Options to be exercisable, the amendments to the Plan and to the Insider Options must be approved by a majority of the votes cast at a shareholders' meeting, other than votes attaching to securities beneficially owned by:

          (a)  the insiders who benefit from the amendments; and

          (b)  associates and affiliates of such persons.

For this purpose, all shareholders of the Company will be entitled to vote on the amendments to the Plan and the Insider Options other than the Company's directors and senior officers, each of whom is an insider to whom options may be granted pursuant to the Plan. As such, of the 5,094,507 Common Shares outstanding as at March 30, 2006, to the knowledge of the Company approximately 2,946,858 Common Shares are not eligible to vote on the amendments to the Plan and to the Insider Options.

Unless a shareholder has specified in the accompanying form of proxy that the shares represented by such proxy are to be voted against the foregoing resolution, the persons named in the accompanying form of proxy intend to vote FOR such resolution.



APPOINTMENT AND REMUNERATION OF AUDITORS
Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the appointment of Kraft Berger Grill Schwartz Cohen & March LLP, Chartered Accountants ("Kraft Berger"), as auditors of the Company, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors. Kraft Berger have been the auditors of the Company since 2000.

Audit Fees
Audit fees paid to Kraft Berger totaled $44,178 in fiscal 2005 and $22,700 in fiscal 2004. Audit fees comprise professional services for the audit of the Company's annual financial statements, interim review procedures performed in connection with the Company's quarterly reports, and services normally provided in connection with the Company's statutory and regulatory filings which includes the audit of the tax provision and fees for accounting consultation and statutory audits of subsidiaries.

Audit-Related Fees
There were no audit-related fees paid to Kraft Berger in fiscal 2005 and in fiscal 2004.

Tax Fees
Fees paid to Kraft Berger for tax services, including tax compliance, tax advice and tax planning, totaled approximately $3,500 in fiscal 2005 and $6,800 in fiscal 2004.

All Other Fees
There were no fees paid to Kraft Berger for services other than those reported in the categories above in fiscal 2005 and in fiscal 2004.



INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTION
In 2001, the Company issued an 11.9% convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation.
Interest on the debenture was payable in advance on a quarterly basis with repayment due on September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. During the second quarter of 2005, the Company completed the purchase for cancellation of the outstanding $550,000 of this convertible debenture. In approving the transaction, the Company took into account that the cancellation of the debenture would be anti-dilutive and result in significant interest savings in future periods. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

During the period under review, Distinctive Designs Furniture Inc. ("Distinctive"), the Company's subsidiary, paid to Forum an agreed upon fee of $72,000 for management and consulting services rendered. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is a director of Distinctive and a controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum and an officer of Distinctive.

During the period under review, Distinctive paid to 337572 Ontario Limited an agreed upon fee of $200,162 for management and consulting services rendered. Alan Kornblum, the President and director of Distinctive, is a director and controlling shareholder of 337572 Ontario Limited.

Distinctive entered into a lease agreement with Genterra Inc. ("Genterra") for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra, and Distinctive.



STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

In fiscal 2005, the CSA finalized, and the Company became subject to, National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance which establish corporate governance guidelines which apply to all public companies. The following disclosure of the Company's approach to corporate governance outlines the various procedures, policies and practices that the Company and the Board of Directors have implemented to address all of the foregoing requirements and, where appropriate, reflect current best practices. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development, and therefore these guidelines have not been adopted.

Corporate Governance Guidelines
To enhance the Company's commitment to maintaining a high standard of corporate governance, the Board of Directors adopted the Corporate Governance Guidelines in fiscal 2004. The Corporate Governance Guidelines assist the Board of Directors with respect to meeting the Company's corporate governance responsibilities. Among other things, the Corporate Governance Guidelines address the following matters:

o Board Committees - including maintaining an audit committee and a governance committee which must operate in accordance with applicable law, their respective charters as adopted and amended from time to time by the Board, and the applicable rules of the Toronto Stock Exchange and/or any other exchange or market on which the Company's securities are listed or traded;

o Board Meetings - including a requirement that the directors conduct executive sessions where non-management directors (i.e., directors who are not company officers) meet without management participation. The chairman of the governance committee shall be the presiding director for each executive session;

o Board's Relationship with Management - including a requirement for the Board to provide each director with complete access to the management of the Company, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption of the Company's management, business and operations;

Board of Directors
As at December 31, 2005, the Board of Directors was comprised of five positions with one position vacant as a result of Mr. Irwin Singer's passing in August
2005.  Mr. Ian  Dalrymple  is being  nominated  for  election  at the Meeting to replace the late Mr. Singer as a director of the Company. Based on its full complement (both during Mr. Singer's tenure and assuming Mr. Dalrymple's election) the Board of Directors has concluded that a majority of the Company's directors, specifically three out of five (or 60%), are "independent". The Board's determination as to each director's independence is made with reference to definitions under applicable securities laws and stock exchange regulations. Each of Mr. Nayman, Mr. Resnick, the late Mr. Singer and Mr. Dalrymple, if elected, meet the definitions of independence under applicable securities laws and stock exchange regulations and are considered by the Board to be independent. Mr. Resnick, effectively, serves as the lead director of the independent directors.

Mr. Litwin, the Chairman of the Board of Directors, is not considered to be independent because he is President of the Company, and he directly owns 1.81% of the Company and indirectly controls approximately 52.74% of the Company through Mar-Risa and its subsidiary DG, Forum and First Corporate. Mr. Abramowitz is not considered to be independent because he is the Secretary of the Company. Mr. Litwin has been associated with the Company since 1968 and has been instrumental in its growth and success over the years. The early role of Mr. Litwin in the Company and his guidance of its successful development since that time makes him uniquely suited to fulfil his role as President and to serve as a member of the board. Mr. Abramowitz, who is a chartered accountant with a significant public accounting background, plays a key role in the interaction between management and the board with respect to the Company's financial affairs, and his expertise in financial matters makes him well suited to serve as Secretary and as a member of the board.

Certain directors of the Company are also directors of other public corporations in Canada and in other jurisdictions. Messrs. Nayman and Litwin both serve as directors of Polyair Inter Pack Inc., a Canadian public corporation. Messrs. Abramowitz, Resnick and Nayman serve as directors of Genterra Inc., a Canadian public corporation. Apart from these relationships, no director of the Company sits on the board of a public corporation on which another director of the Company also sits. The Board of Directors does not view these relationships as interfering in any way with the exercise of the independent judgment of these directors or affecting the proper function or operation of the Board. Mr. Dalrymple is a director of Synergx Systems Inc., a U.S. public corporation, Mr. Nayman is a director of DoveCorp Enterprises Inc., a Canadian public corporation and Mr. Resnick is a director of Magna International Inc., a Canadian public corporation. For information regarding the compensation of directors, see "Executive Compensation - Compensation of Directors".


Mandate of the Board
The mandate of the Board, as prescribed by the Business Corporations Act (Ontario), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the board oversees the management of the Company's affairs directly and through its audit committee and corporate governance committee. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources. The Board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable.

In keeping with its overall responsibility for stewardship of the Company, the Board is responsible for the integrity of the Company's internal control and management systems and for the Company's policies respecting corporate disclosure and communication.

Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

The positions of Chairman, President and CEO are combined. The Board believes the Company is well serviced and the independence of the Board from management is not compromised by the combined role. The Board does not, and does not consider it necessary to, have any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition, and composition after the election of the new director nominee at this Meeting, in which only two of five are or will be a member of management, is sufficient to ensure that the Board can function independently of management.


Nomination and Assessment
The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President/CEO. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Company's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis. The current size of the Board is such that the entire Board takes responsibility for selecting new directors and assessing current directors. Proposed director's credentials are reviewed in advance of a Board Meeting with one or more members of the Board prior to the proposed director's nomination.

New directors are provided with an information package about the Company and are briefed on strategic plans, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have over 89 years of collective experience in managing and maintaining operations of publicly traded companies. Board members are encouraged to take courses that will continue to update their knowledge of any changes in regulatory and reporting requirements, as well as communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to the Company's records. Reference is made to the table under the heading "Election of Directors" for a description of the current principal occupations of the Company's Board.

Orientation and Continuing Education
By ensuring that the Board members are properly informed of the business of the Company, the Board considers that it complies with this guideline. Newly appointed directors are provided with the Company's continuous disclosure documents and minutes of previous meetings of the Board. The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including the commitment of time required. The Board ensures its members skills and knowledge are maintained for the performance of their necessary functions through self-assessment procedures.

Compensation of Directors
The Company does not have a compensation committee of its board of directors. All matters relating to executive compensation are dealt with by the full board of directors. For information regarding the compensation of directors, see "Executive Compensation - Compensation of Directors".

Meetings of the Board and Committees
The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company. The Chair reviews the agenda for each Board meeting with management. The Board of Directors also functions independently of management by virtue of the meetings of the Audit Committee and the Corporate Governance Committee, each of which is comprised of only independent directors. These committee meetings also serve as in camera executive sessions of the independent directors without management present. During the fiscal year ended December 31, 2005, the number of Board and committee meetings held and the attendance of directors at these meetings were as follows:

o    5 Board meetings;
o    4 Audit Committee meetings; and
o    4 Corporate Governance Committee meetings.


         Director                Board Meetings             Committee Meetings
         -----------------------------------------------------------------------

         Fred A. Litwin          5 of 5 (100%)                      NIL

         Stan Abramowitz         5 of 5 (100%)                      NIL

         Sol D. Nayman           5 of 5 (100%)                 8 of 8 (100%)

         Donald Resnick           4 of 5 (80%)                 6 of 8 (75%)

         Irwin Singer             3 of 5 (60%)                 4 of 8 (50%)
         --------------------------------------------- -------------------------


The Board meets at least quarterly to review, among other things, the performance of the Company. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of management. Other meetings of the Board are called to deal with special matters as circumstances require.

Board Committees
Currently, each of the Audit Committee and the Corporate Governance Committee are composed of non-management directors all of whom are considered to be "independent" as determined under applicable securities laws and stock exchange regulations.

Audit Committee
Currently, the members of the Audit Committee are Messrs. Sol D. Nayman and Donald Resnick. If elected as a director, Mr. Ian Dalrymple will be the third member of the Audit Committee. The Audit Committee has direct communication channels with the Company's internal finance department to review issues as appropriate and meets directly with external auditors of the Company on a regular basis. On March 29, 2005, the Board of Directors adopted an Audit Committee Charter which is attached as a Schedule to the Company's annual information form that is available on SEDAR at www.sedar.com. The Audit Committee Charter outlines, among other things, the mandate of the Audit Committee to:

o oversee the integrity of the Company's financial statements and financial reporting process;

o oversee the qualifications and independence of the Company's external auditors;

o    oversee the scope of the annual audit plan;

o oversee the work of the Company's financial officers and executives and external auditors; and

o provide an open avenue of communication between the external auditors, the Board and management.

In accordance with applicable securities laws and stock exchange regulations, each of the members of the Audit Committee is "financially literate." Mr. Resnick, who is a retired Chartered Accountant, is considered to be a "financial expert". Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience.

Corporate Governance Committee
Currently, the members of the Governance Committee are Messrs. Sol D. Nayman and Donald Resnick. If elected as a director, Mr. Ian Dalrymple will be the third member of the Governance Committee. Generally, the Governance Committee oversees and assesses the functioning of the Board of Directors and the committees of the Board of Directors and identifies and recommends qualified director candidates for election to the Board of Directors. During fiscal 2005, the Board of Directors adopted the Corporate Governance Committee Charter which outlines, among other things, the responsibilities of the Corporate Governance Committee with respect to developing and recommending to the Board of Directors the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Company. Annually, the Corporate Governance Committee will assess the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors as a whole and directors to possess in order to add value to the Company, and the competencies, skills and personal qualities of existing directors. Based on this assessment, the Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors. When required, the Corporate Governance Committee will evaluate potential candidates for director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate's competencies, skills and personal qualities are aligned with the Company's needs. In accordance with its Charter, the Corporate Governance Committee has also implemented policies to enable an individual director to engage an outside advisor at the expense of the Company with the approval of the Corporate Governance Committee.

Position Descriptions
While the Company has not developed written position descriptions for the chairs of the Board or of any committee of the Board, chairs of the Board and of its various committees are expected to supervise the activities of the Board and such committees and to ensure that the Board and such committees are taking all steps necessary to fulfil their respective mandates. The Board has a clearly defined mandate which imposes certain limits on the powers of management. The Board believes that it is responsible for overseeing the affairs of the Company and that the Chief Executive Officer is responsible for implementing the Company's strategic plan and business objectives as prepared by management and submitted to the Board annually. The Company has not developed a formal mandate for the Chief Executive Officer as it considers that the Chief Executive Officer's role is to implement the Company's plan and objectives. The Corporate Governance Committee will review the performance of the Chief Executive Officer annually.

Ethical Business Conduct
On March 29, 2005, the Board adopted and implemented policies regarding a Code of Business Conduct and Ethics, which the Company distributed to all of its directors, officers, employees, agents and representatives, including consultants. The objectives of this Code are summarized as follows:


Code of Business Conduct and Ethics:

This  Code  states  that  all   directors,   officer,   employees,   agents  and
representatives, including consultants, of the Company must:

o    obey  applicable  laws and  regulations  governing the  Company's  business conduct;
o    avoid all conflicts of interest between work and personal affairs;
o    refrain from insider trading;
o respect the rights of and deal fairly with the Company's customers, suppliers, competitors and employees, and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice;
o avoid any discrimination or harassment against any group or individual, whether on the basis of race, colour, religion, national or ethnic origin, age, gender, sexual orientation, marital status, physical or mental disability, or on the basis of any other personal characteristics protected by law;
o    strive to create a safe workplace and to protect the environment;
o promote honest and accurate recording and reporting of information in order to make responsible business decisions;
o    maintain the confidentiality of confidential information;
o    protect and preserve the Company's assets and ensure their efficient use;
o avoid giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business; and
o    cooperate in internal investigations of misconduct.

The Code of Ethics referred to above is available on SEDAR at www.sedar.com.


Response to Shareholders
Management is available to shareholders to respond to questions and concerns on a prompt basis. The board believes that its communications with shareholders and the avenues available for shareholders and others interested in the Company to have their inquiries about the Company answered are responsive and effective.

Expectations of Management
The board works closely with members of management. The board's access to information relating to the operations of the Company, through the membership on the board of directors of several key members of management and, as necessary, the attendance by other members of management at the request of the board, are key elements to the effective and informed functioning of the board of the Company.

The Company's senior management have formed a committee which meets regularly to permit decisions affecting the different aspects of the Company's business to be co-coordinated and integrated across all areas of the Company's operations. All of the directors of the Company who hold management positions in the Company are also members of this committee. Their presence at the meetings of the management committee fosters an awareness of, and familiarity with, the day-to-day issues affecting the Company which they are then able to impart to other members of the board.

The board expects the Company's management to take the initiative in identifying opportunities and risks affecting the Company's business and finding means to deal with these opportunities and risk for the benefit of the Company. The board is confident that the Company's management responds ably to this expectation.

ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com. Security holders may request copies of the Company's Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations by emailing their requests to info@consolidatedmercantile.com.

Financial information is provided in the Company's Comparative Financial Statements and Management's Discussion and Analysis of Financial Condition and Results for its most recently completed financial year.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING
Management does not know of any matters to come before the Meeting other than as set forth in the Notice. However, if other matters, which are not known to management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the proxy.

APPROVAL
The contents and distribution of this Management Information Circular have been approved by the Company's Board of Directors.




"Signed"
                                                               Toronto, Ontario
-----------------------------------------------------
STAN ABRAMOWITZ, SECRETARY                                       March 30, 2006

                      CONSOLIDATED MERCANTILE INCORPORATED





                             ANNUAL INFORMATION FORM
















                                 March 30, 2006

                      CONSOLIDATED MERCANTILE INCORPORATED
                             ANNUAL INFORMATION FORM



                                TABLE OF CONTENTS




1. INCORPORATION                                                              3

2. DEVELOPMENT OF THE COMPANY'S BUSINESS
    AND INTERCORPORATED RELATIONSHIP                                          3

3. BUSINESS OF THE COMPANY                                                3 - 7

4. DIVIDENDS                                                                  7

5. DESCRIPTION OF CAPITAL STRUCTURE                                           7

6. MARKETS FOR SECURITIES                                                     8

7. RISKS AND UNCERTAINTIES                                                8 - 9

8. DIRECTORS AND OFFICERS                                               10 - 11

9. LEGAL PROCEEDINGS                                                         11

10. INTEREST OF MANAGEMENT AND OTHERS
     IN MATERIAL TRANSACTIONS                                           11 - 12

11. MATERIAL CONTRACT                                                        12

12. TRANSFER AGENT AND REGISTRAR                                             12

13. ADDITIONAL INFORMATION                                                   12


SCHEDULE A - AUDIT COMMITTEE CHARTER AND OTHER INFORMATION













Item 1. INCORPORATION OF THE COMPANY

Consolidated Mercantile Incorporated (the "Company") was incorporated on August 12, 1940, under the Companies Act of the Province of Ontario under the name of Erie Flooring and Wood Products Limited. It became a public company on December 2, 1948, changed its name to Erie Diversified Industries Ltd. on December 5, 1968, changed its name to Lambda Mercantile Corporation Ltd. on August 10, 1973, changed its name to Consolidated Mercantile Corporation on September 30, 1987 and on October 22, 1998 changed its name to Consolidated Mercantile Incorporated. The head office of the Company is located at 106 Avenue Road, Toronto, Ontario M5R 2H3.

Item 2. DEVELOPMENT OF THE COMPANY'S BUSINESS AND INTERCORPORATED RELATIONSHIPS

The Company is a management holding company which effects its strategy through investment in, management of and merchant banking to its core strategic industries, including furniture and finance, with the objective of creating added value to the Company and its shareholders. In addition, the Company retains a 23% equity interest in Polyair Inter Pack Inc., previously the Company's packaging and specialty pool products subsidiary.

The Company invests selectively and concentrates its assets primarily in industries which it believes have the potential for significant return on equity. The Company takes on an active role in the policy and development of the companies in which it invests. It is generally the intention of the Company to be in a position to exercise significant influence over the activities of its investee companies. The Company, however, does not normally participate in the day-to-day management of these companies, believing they should have their own skilled staffs and specialized operating personnel. The role of the Company, through membership on the boards of those companies, is to remain innovative and growth-oriented. Attention also centers on the maintenance of appropriate financial controls, good management development policies and broad research and innovation strategies.


Subsidiary Name                     Ownership Interest    Place of Incorporation
--------------------------------------------------------------------------------
Distinctive Designs Furniture Inc.         50.33%               Ontario
Polyair Inter Pack Inc. *                  22.80%               Ontario
2041804 Ontario Inc.                      100.00%               Ontario
--------------------------------------------------------------------------------

*Prior to March 2004, Polyair was a subsidiary of the Company. In March 2004, the Company sold a portion of its investment in Polyair, reducing its ownership interest therein to approximately 23%. As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results of Polyair are being accounted for by the Company on an equity basis.

Item 3. BUSINESS OF THE COMPANY

General

The Company has significant  investments in three principal  industry  segments:
(i) the manufacture of furniture (ii) the manufacture of packaging  material and
(iii) the manufacture of specialty pool products The Company operates in two geographic segments: Canada and the United States.


Furniture Products

The Company's furniture division (the "Furniture Division") consists primarily of a 50.33% interest in Distinctive Designs Furniture Inc. ("Distinctive"), a private Ontario corporation. Until December 31, 1998 the Company also held a 62.23% interest in Lanark Furniture Corporation ("Lanark"), which was amalgamated into Distinctive on that date. At the time of the amalgamation, Lanark held the Lanark trade name, with all manufacturing and marketing already having been assumed by Distinctive. The corporate office of the Furniture Division is located in Toronto.

Distinctive focuses on the manufacture and sale of leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores, as well as to a growing number of customers in the United States. Products are sold under its own brand names - Distinctive and Kroehler. The Furniture Division's design department continually updates and modifies product lines to meet changing trends, expand product placement and enhance brand awareness. Approximately 25% of Distinctive's 2005 sales were derived from customers in the United States. Four separate customers at Distinctive accounted for approximately 46% of its revenues in 2005.

Distinctive purchases wood frames, fabrics and leather from a variety of third party suppliers. Distinctive purchases goods and services in both Canadian and U.S. dollars. The Furniture Division produces and distributes its products from three Canadian facilities and one U.S. plant. Distinctive's sales and performance for the 2005 year were impacted by a difficult retail environment and by increased competition, primarily from offshore manufacturers. Distinctive has embarked on a profit improvement program including a substantial increase in its component import programs designed to reduce material and labour costs. As part of its cost reduction plan and to improve customer service, in 2005 Distinctive relocated one of its Toronto manufacturing plants to North Carolina, United States. Production commenced at this new facility in late March 2005. The Furniture Division plans to further reduce overhead costs by consolidating its Canadian manufacturing facilities.

The Furniture Division uses a combination of in-house sales and marketing staff as well as independent agents and representatives in Canada and the United States. The Canadian and U.S. markets are serviced by approximately 14 independent agents in each market and supported by a customer service team in Toronto. Distinctive participates in national and regional trade shows throughout North America to promote its products. The Furniture Division continues to develop its niche as a manufacturer of quality fabric and leather furniture in the industry. The Company's largest competitors are Chinese furniture manufacturers and local distributors of Chinese manufactured goods.

Distinctive  has  approximately  278  employees,   including  approximately  180
unionized workers pursuant to a collective bargaining agreement at its Toronto area plants. This collective bargaining agreement expires February 2007.


Protective Packaging and Specialty Pool Products

The Company has a 22.8% interest (44.5% until March 2004) in Polyair Inter Pack Inc. ("Polyair"). Polyair is a publicly traded holding company which owns 100% of Cantar/Polyair Corporation ("CPC"), a Delaware corporation which manufacturers protective packaging and specialty pool products. Polyair was organized to effect a capital restructuring and initial public offering of this business unit (the "IPO"), all of which was completed on February 20, 1996. The IPO consisted of the offer and sale to the public of 2,800,000 common shares of Polyair, including 400,000 shares sold by selling shareholders (244,000 by the Company) at $6.00 per share. On April 16, 1996, Polyair issued from treasury and sold to the public an additional 420,000 shares at $6.00 per share pursuant to the exercise of an underwriter's over-allotment option. At the time of the IPO, Polyair also repaid approximately $2,700,000 of its obligations to the Company. Effective November 1, 1999, Polyair adopted the U.S. Dollar as the reporting currency for its operating results. The Canadian Dollar is the functional currency of Polyair's Canadian operations. Income statement results are translated using the average rate of exchange for the year and all assets and liabilities are translated at the year-end exchange rate.

On May 8, 2003, Polyair acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase price of US$40.2 million. The results of operation for this acquisition have been consolidated by Polyair from the date of acquisition. The purchase cost was allocated to the fair value of the net assets acquired. The final purchase cost was financed through cash and the issuance of a US$5.0 million six-year 6% note to the seller, convertible into 598,802 shares of Polyair's stock at a price per share of US$8.35. The note is convertible at the option of the holder any time after March 31st, 2004. The note can be settled, at the option of the Company, after March 31, 2006, through payment of cash or the issuance of 598,802 fully paid and non-assessable Series A preference shares.

In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair to Glencoe Capital LLC ("Glencoe"), a Chicago-based private equity firm. Under the terms of a shareholder agreement entered into with Glencoe, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. This sale has substantially enhanced the Company's working capital and allows the Company to build on its expanded equity base.

The corporate office of Polyair, located in Toronto, oversees the activities of the two stand-alone operating divisions - Polyair Packaging and Cantar Pool Products.

Over the last three years, Polyair has continued to expand its manufacturing capacity and invested in the acquisition of modern equipment so as to maximize production and increase efficiency rates. In Polyair's Packaging Division these investments have included investments in continuous cast extrusion lines for bubble production to replace its film based bubble lines.

Polyair's sales revenues are generated primarily in the United States in U.S. dollars. Approximately 72% of Polyair's 2005 sales were derived from customers in the United States, where seven of Polyair's eleven manufacturing facilities are located.

In the protective packaging industry, Polyair sells its products to distributors and retailers in North America who service a wide variety of end users. Polyair's Packaging Division is expanding its protective packaging lines by the exploitation of joint venture partnerships that are expected to result in new product launches in mid to late 2006. In the swimming pool industry, Polyair serves leading distributors and retailers in Canada and the United States and exports approximately 16% of its products to Europe. Polyair sells it products under its own brand names and it produces a variety of private label products for certain customers. In Polyair's fiscal year ended October 31, 2005, while no customer accounted for more than 10% of Polyair's consolidated revenues, one customer in the pool division did account for approximately 17% of this division's revenues.

Polyair purchases goods and services in both functional currencies. To reduce its exposure to exchange rate fluctuations, Polyair may hedge its currency risks based on Polyair's management's view of currency trends, estimated currency requirements and consultation with Polyair 's financial advisors.

Demand and pricing for certain of Polyair's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect the market demand. Adverse spring weather may affect pool product sales volumes. Polyair seeks to manage these risks through product line diversification in the major markets of the U.S. and with new product introductions and innovations.

Polyair's packaging division participates in a large market which is experiencing dramatic growth in North America and most international markets. Management believes the industry will experience ongoing consolidation. During 2004 to 2005, the plastic protective packaging industry was buffered by rapid new material and fuel escalation brought on by higher oil and natural gas prices.


Polyair competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard and styrene chips. With respect to similar products, Polyair's largest competitors are Sealed Air Corporation and Pregis.

In the pool industry, Polyair has different competitors in each of its three product sectors: (i) Above Ground Pools, (ii) Pool Equipment, and (iii) Pool Accessories. Polyair competes with Asahi/America, Wilbar International, Doughboy Recreational, and Delair in the Above Ground Pool sector. In the Pool Equipment sector Polyair's largest competitors include Pentair, Inc., Hayward Industries, Water Pik Technologies, Inc. and Zodiac S.A. Polyair's principal competitors in the Pool Accessories sector are Midwest Canvas Corporation and Covertech Fabricating Inc.

Polyair owns several patents and with the Atlantic/Jacuzzi asset purchase acquired various patents and trademarks related to the above ground pool, pumps, filters and pool accessories. Polyair is also licensed to use the Jacuzzi brand name for use in its pool equipment product line under an agreement which expires September 2006 and Polyair is currently exploring various options to brand name its pool equipment product line. In November 2006 Polyair acquired a three-year exclusive license through North America to manufacture, distribute and sell swimming pool cleaning and maintenance products under the Dirt Devil Brand, an internationally recongizned brand name.

Polyair retains approximately 66 sale representatives who effectively market its products through distributors and retailers located across North America and Europe. Customer service representatives and technical sales support personnel are located at many of the Polyair facilities to provide sales and other support. In addition, Polyair also participates in national and regional trade shows throughout North America and advertises through brochures and trade publications.

Polyair employs approximately 1,200 people, including temporary staff, and operates eleven manufacturing facilities, seven of which are in the United States where it generates the majority of its sales.

Polyair is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposal of wastes and otherwise relating to the protection of the environment. Included in the assets purchased by Polyair from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. is a property in Toronto that has been identified as having some industrial contamination. Polyair has reserved funds for remediation thereof and has taken on an insurance policy that covers liability for offsite damages and claims. In addition, Polyair has entered in a put/call agreement that allows for the sale of this property. Polyair entered into this transaction with a view to divesting itself of a source of potential environmental liability. Subsequent to the Company's year end, Polyair entered into a purchase and sale agreement on this property with a third party. The sale agreement is subject to due diligence, the consent of the put/call purchaser and the consent of Polyair's Lenders. If these conditions are satisfied, Polyair could realize a gain on the sale and the proceeds could be used to pay down Polyair's operating bank debt. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by Polyair. See Item 7. Risks and Uncertainties


In late 2005 Polyair announced that it would explore the sale of its non-packaging assets. In its first quarter of 2006, Polyair received indications of interest from prospective purchasers of its Pool Division. Polyair expects to complete the sale of part or all of its Pool Division within the next several months. Polyair continues to seek growth and an improvement in profitability through the expansion of its packaging product line and a focus on improved manufacturing efficiency. See Item 7. Risks and Uncertainties


Other Investments

The Company's wholly-owned subsidiary, 2041804 Ontario Inc., holds investments in marketable securities.


The Company holds a 1.44% equity interest in Genterra Inc. ("Genterra"), an Ontario public company with significant interests in real estate properties located in Ontario, Canada, investments in loans and mortgages, and an investment in Synergx Systems Inc., a Delaware company engaged in the fire and life safety business in the New York Metropolitan area and Dallas.




Item 4.  DIVIDENDS

The Company currently does not anticipate paying dividends on its Common shares and Preference shares in the immediate future and intends to retain its earnings to finance the growth and development of its business. Any future determination by the Company to pay cash dividends will be at the discretion of the board of directors of the Company and will depend upon the Company's financial condition, results of operations, capital requirements and such other factors as the board of directors of the Company considers relevant.



Item 5.  DESCRIPTION OF CAPITAL STRUCTURE

The following table sets forth the Outstanding Share Data for the Company as at December 31, 2005:

                                                                                Authorized                Issued
-------------------------------------------------------------------------------------------------------------------
Preference shares, issuable in series                                           Unlimited

Class A preference shares                                                       Unlimited                 315,544
        $0.04 non-cumulative, non-voting,
        non-participating, $0.44 redeemable

Common shares                                                                   Unlimited               5,094,507

Share Options
Options issued and outstanding under share option plan                                                    190,000

Share Purchase Warrants
Warrants issued and outstanding pursuant to long-term debt agreement                                      226,665
(Each warrant entitles the holder to purchase one Common shares at $3.00 per share) Warrants expire on September 7, 2006




Item 6.   MARKET FOR SECURITIES

The Common shares of the Company are listed on the Toronto Stock Exchange (TSX) under the symbol "CMC" and the Nasdaq Stock Market under the symbol "CSLMF"

The following table sets forth the trading price and volume during fiscal year 2005:

                        TSX              TSX              TSX             Nasdaq           Nasdaq           Nasdaq
Month                   High             Low              Volume          High             Low              Volume
                       (Cdn $)          (Cdn $)                          (US $)           (US $)
-------------------------------------------------------------------------------------------------------------------
January 2005            5.10             4.45              9,500          4.60             3.04            140,900
February 2005           5.50             4.87              3,700          4.49             3.95            121,300
March 2005              5.73             4.50             15,200          4.50             3.50            196,600
April 2005              5.55             4.90             10,100          4.49             3.60            144,700
May 2005                5.25             4.20             24,900          4.20             3.29            103,200
June 2005               4.35             3.57              5,100          3.75             2.75             70,900
July 2005               3.97             3.30             12,200          3.20             2.66             72,500
August 2005             4.00             3.60              8,600          3.39             2.81             59,100
September 2005          4.00             3.70             58,500          3.50             3.10             66,000
October 2005            3.97             3.50              2,600          3.46             3.10             11,300
November 2005           3.80             3.40                400          3.44             2.70             22,000
December 2005           3.40             2.45             11,000          2.84             1.95             61,600
----------------------------------------------------------------------------------------------------------------


Item 7.   RISKS AND UNCERTAINTIES

Due to operating losses incurred, primarily in its Pool Division, Polyair's working capital position has deteriorated as it has used its bank facility to partially finance operating losses, capital expenditures and long-term debt repayments. Polyair's lenders amended their covenants and in the renewal of the credit facility made further covenant amendments in order to accommodate poor profitability at the Pool Division. In addition to the credit available under its operating line, Polyair's lenders have agreed to provide an interim working capital facility. In order to reduce operating costs and to provide adequate capital resources for its business plan, Polyair will need to complete the sale of its non-packaging assets or raise additional capital. There is no assurance that Polyair will be successful in either of these initiatives and in the event that it is unable to improve its profitability or raise sufficient capital, Polyair's lenders may limit or withdraw credit available under their loan facility. In such an event, adjustments may be necessary to the carrying value of the Company's investment therein.

The Company's operating results are reported in Canadian dollars. Historically, approximately 73% of Polyair's and 20% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is now being accounted for using the equity method and revenues and expenses from this investment are no longer recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation of U.S. dollar denominated amounts was 1.22 for 2005 and 1.32 for 2004. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair. As a result of the strengthened Canadian dollar, the furniture industry is exposed to additional competition from imported products. Offshore manufacturers have made in-roads into the Canadian upholstery market and Distinctive is under increased pressure to adjust selling prices to meet this import competition. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currency risk based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.


Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk due to changes in commodity prices related to these components.

Weather is the principal external factor that affects demand for Polyair's Pool Division products. Unseasonal late warming or a wet early summer can decrease the length of the pool season and reduce demand for these products. Polyair's pool products business is highly seasonal and as a result a substantial portion of its operating income is generated in its third quarter. Any factors that disrupt sales or operations in these months could materially affect the earnings of Polyair.

Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Included in the assets purchased by Polyair from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. is a property in Toronto that has been identified as having some industrial contamination. Polyair has reserved funds for remediation thereof and has taken on an insurance policy that covers liability for offsite damages and claims. In addition, Polyair has entered into a put/call agreement that allows for the sale of this property. Subsequent to the Company's year end, Polyair entered into a purchase and sale agreement on this property with a third party. The sale agreement is subject to due diligence, the consent of the put/call purchaser and the consent of Polyair's Lenders. If these conditions are satisfied, Polyair could realize a gain on the sale and the proceeds could be used to pay down Polyair's operating bank debt. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

Distinctive and Polyair face a certain degree of credit risk arising from the sale of products on credit terms to customers. Distinctive and Polyair seek to maintain a diversified customer base in order to limit exposure to credit risk from any one customer. Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with customers. Credit limits are reviewed and monitored regularly. During 2005, four separate customers of Distinctive accounted for approximately 46% (2004 - 46%) of its revenues. Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

Polyair has been named from time to time as a defendant in claims arising from pool-related injuries. In each case which has been resolved, Polyair has either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. Polyair believes its products are safe and contain proper use warnings, but avoidance of litigation cannot be assured.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

Item 8.  DIRECTORS AND OFFICERS

Each of the Directors of the Company has been elected to hold office until the close of business of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company's by-laws.

As at December 31, 2005, the Board of Directors was comprised of five positions with one position vacant as a result of the passing of Mr. Irwin Singer in October 2005. Mr. Dalrymple is being nominated for election at the Company's upcoming Annual Meeting to replace the late Mr. Singer as a director of the Company.

The Directors and Director nominee of the Company are as follows:

============================= ===================== =================== ======================= ======================
                                                                           Number of shares
                                                                         beneficially owned,     Unexercised Options
                                                                           directly or over      at Fiscal Year End
   Name and Municipality      Principal Occupation     Date Service        which control or         Exercisable/
        of Residence                                    Commenced            direction is         Unexercisable(7)
                                                                            exercised (1)
----------------------------------------------------------------------------------------------------------------------
Fred A. Litwin (5)                                      Director -
Toronto, Ontario, Canada      Executive              October 31, 1968       2,779,193 (2)            39,375/Nil
----------------------------------------------------------------------------------------------------------------------
Stan Abramowitz               Chief Financial           Director -                                   28,125/Nil
                              Officer,
Toronto, Ontario, Canada      Forum Financial
                              Corporation           December 14, 1989            Nil
----------------------------------------------------------------------------------------------------------------------
Sol D. Nayman (3) (4)  (5)    President,                Director -
Toronto, Ontario, Canada      S.D. Nayman             June 24, 2004              Nil                     Nil
                              Management Inc.
----------------------------------------------------------------------------------------------------------------------
Donald Resnick (3) (4)  (5)                             Director -
Toronto, Ontario, Canada      Corporate Director      April 20, 2005              9                      Nil
----------------------------------------------------------------------------------------------------------------------
Ian Dalrymple (3) (4 )(6)     Chief Investment           Nominee
Toronto, Ontario, Canada      Officer,
                              Northwood Stephens
                              Private Counsel Inc.                               Nil                     Nil
======================================================================================================================

NOTES:
    (1)The information  as to shares  beneficially  owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.
          (2) Fred A. Litwin, President and a Director of the Corporation, directly controls 92,414 Common shares, indirectly controls 2,612,894 Common shares through Mar-Risa Holdings Inc. and its subsidiary DG Acquisition Corporation, 49,119 Common shares through Forum Financial Corporation and 24,766 Common shares through First Corporate Equity Ltd.
          (3)  Member of Audit Committee.
          (4)  Member of the Corporate Governance Committee.
          (5) During the ten-year period prior to the date hereof, Fred A. Litwin, Sol D. Nayman and Donald Resnick were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.
          (6) Ian Dalrymple is Chairman and Chief Investment Officer of Northwood Stephens Private Counsel Inc., a portfolio management firm specializing in investment, estate and tax management. Prior to that, Mr. Dalrymple was the Managing Director of Nigel Stephens Counsel Inc., a position he held since October 1989. Mr. Dalrymple has over 30 years of experience in the financial services and investment industries. Mr. Dalrymple holds a Bachelor of Commerce degree and a Masters degree in Economics from the University of Toronto, is a Fellow of the Canadian Institute of Actuaries, a Member of the American Academy of Actuaries and a Fellow of the Society of Actuaries. Mr. Dalrymple is a Director of Synergx Systems Inc. and the West Park Foundation, a charitable foundation serving the West Park Health Care Centre.
          (7) The Company is seeking shareholder approval at its upcoming Annual and Special Meeting for an amendment to certain options (the"Insider Options") granted by the Company pursuant to the Stock Option Plan, to extend the expiry date of such Insider Options from November 3, 2005 to November 3, 2015. These amendments have been approved by the Board of Directors of the Company, subject to shareholder approval.

Item 8.  DIRECTORS AND OFFICERS  (continued)

The Officers of the Company are as follows:

=====================================================================================================================
                                                                           Number of shares          Unexercised
      Name and                                                           beneficially owned,      Options at Fiscal
  Municipality of       Position with the      Principal Occupation     directly or over which        Year End
     Residence               Company                                   control or direction is      Exercisable/
                                                                              exercised            Unexercisable**
---------------------------------------------------------------------------------------------------------------------
Fred A. Litwin *
Toronto, Ontario      President               Executive                     2,779,193 (2)            39,375/Nil
---------------------------------------------------------------------------------------------------------------------
Daniel S. Tamkin                              Chief Operating
Long Island, New      Vice President          Officer,                          13,125               70,000/Nil
York                                          Camtx Corporation
---------------------------------------------------------------------------------------------------------------------
Stan Abramowitz                               Chief Financial
Toronto, Ontario      Secretary               Officer, Forum                     Nil                 28,125/Nil
                                              Financial Corporation
=====================================================================================================================

*   Refer to Notes (2) and (5) above.
**  Refer to Note (7) above.


Item 9.  LEGAL PROCEEDINGS

Management of the Company is not aware of any legal proceedings or litigation outstanding, threatened or pending as of the date hereof by or against the Company. In the normal course of its operations, one of the Company's equity investees may be subject to litigation and claims. It is not possible to determine the amounts that may be ultimately assessed against this investee company with respect to any existing or potential claims.


Item 10.  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In 2001, the Company issued an 11.9% convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation.
Interest on the debenture was payable in advance on a quarterly basis with repayment due on September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. During the second quarter of 2005, the Company completed the purchase for cancellation of the outstanding $550,000 of this convertible debenture. In approving the transaction, the Company took into account that the cancellation of the debenture would be anti-dilutive and result in significant interest savings in future periods. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

The Company paid to Forum Financial Corporation ("Forum") an agreed upon fee of $189,000 for administrative, management and consulting services rendered for the year ended December 31, 2005. These services include office, administrative and clerical services, including bookkeeping and accounting. Forum also assists in the decision making process relating to the Company's and its subsidiaries' various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.


During the period under review, Distinctive paid to Forum an agreed upon fee of $72,000 for administrative, management and consulting services rendered. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company and a director of Distinctive, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum and an officer of Distinctive.

During the year ended December 31, 2005 the Company paid to Stan Abramowitz, Chief Financial Officer of the Company, a bonus of $75,000 for services rendered to the Company over the past year.

Distinctive entered into a lease agreement with Genterra Inc. ("Genterra") for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra and Distinctive.



Item 11.  MATERIAL CONTRACT

In March 2004, the Company sold approximately 48% of its holdings in Polyair to Glencoe for a total consideration of US$15,334,895. At the same time, the Company entered into a shareholder agreement with Glencoe. Under the terms of this agreement, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. The shareholder agreement also provides a joint approach to future purchases or dispositions of Polyair shares. The terms of this transaction do not contemplate any material changes to the business or management of Polyair.



Item 12.  TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario  M5J 2Y1
Canada



Item 13.  ADDITIONAL INFORMATION

Additional information relating to the Company can be accessed on SEDAR (www.sedar.com).

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders which involve the election of directors. A copy of the Management Information Circular may be found on www.sedar.com or may be obtained upon request from the Secretary of the Company. Additional financial information is provided in the Company's financial information and MD&A for its most recently completed financial year.

                                                    SCHEDULE A


1.   The Audit Committee's Charter - As Attached.


2.   Composition of the Audit Committee as follows:

---------------------------------------------------------------------------------------------------------
 Name of Audit Committee
          Member              Principal Occupation          Independent           Financially Literate
----------------------------------------------------------------------------------------------------------
                            President,
Sol D. Nayman               S.D. Nayman Management              Yes                       Yes
                            Inc.
----------------------------------------------------------------------------------------------------------
Donald Resnick              Corporate                           Yes                       Yes
                            Director
----------------------------------------------------------------------------------------------------------
                            Chief Investment
                            Officer,
Ian Dalrymple(1)            Northwood Stephens                  Yes                       Yes
                            Private Counsel Inc.
----------------------------------------------------------------------------------------------------------

NOTES: (1) Effective with the election of the new Board of Directors at the upcoming Annual General Meeting to be held April 27, 2006, it is proposed that Ian Dalrymple will replace Irwin Singer (deceased) as a member of the Audit Committee.




3.   Relevant Education and Experience

Sol D. Nayman is President of S.D. Nayman Management Inc. Mr. Nayman is a director of Polyair Inter Pack Inc. and is a member of their Audit Committee. Mr. Nayman was for many years Executive Vice-President of Club Monaco Inc. Since then, Mr. Nayman has been a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity. Mr. Nayman is a director of DoveCorp Enterprises and Genterra Inc., Canadian public corporations.

Donald Resnick is a Chartered Accountant and since 1989 is a retired partner with Deloitte & Touche, Chartered Accountants. Prior to that, Mr. Resnick was a partner of Deloitte & Touche in their Toronto offices. Mr. Resnick is a director of Magna International Inc. and is a member of their Audit Committee. Mr. Resnick is also a director of Genterra Inc.

Ian Dalrymple is Chairman and Chief Investment Officer of Northwood Stephens Private Counsel Inc., a portfolio management firm specializing in investment, estate and tax management. Prior to that, Mr. Dalrymple was the Managing Director of Nigel Stephens Counsel Inc., a position he held since October 1989. Mr. Dalrymple has over 30 years of experience in the financial services and investment industries. Mr. Dalrymple holds a Bachelor of Commerce degree and a Masters degree in Economics from the University of Toronto, is a Fellow of the Canadian Institute of Actuaries, a Member of the American Academy of Actuaries and a Fellow of the Society of Actuaries. Mr. Dalrymple is a Director of Synergx Systems Inc., a United States public corporation.




4.   Reliance on Certain Exemptions - Not Applicable.


5.   Reliance on Exemption in Subsection 3.3(2) or Section 3.6 - Not Applicable.


6.   Reliance on Section 3.8 - Not Applicable.


7.   Audit Committee Oversight - Not Applicable.


8.   Pre-Approval Policies and Procedures - Not Applicable.


9.   External Auditor Service Fees as follows:

Year                       Audit Fees       Audit-Related Fees        Tax Fees          All Other Fees
---------------------------------------------------------------------------------------------------------
2005                         $44,178                Nil                $3,500                Nil

2004                         $22,700                Nil                $6,800                Nil
---------------------------------------------------------------------------------------------------------

                      CONSOLIDATED MERCANTILE INCORPORATED

                             AUDIT COMMITTEE CHARTER


PURPOSE

The primary functions of Consolidated Mercantile Incorporated's (the "Company") Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the:

(i) Company's systems of internal controls regarding finance, accounting, legal compliance and adherence to the Company's Code of Conduct;

(ii) Company's auditing, accounting and financial reporting processes generally; and

(iii) Company's financial statements and other financial information provided by the Company to its shareholders and others.


Consistent with these functions, the Committee will encourage continuous improvement of, and foster adherence to, the Company's policies, procedures and practices at all levels.


COMPOSITION AND APPOINTMENT


The Audit Committee shall be composed of at least three members of the Board of Directors. Members of the Audit Committee must be "financially literate" as defined by applicable legislation and regulation and be able to read and understand financial statements that present the breadth and level of complexity of accounting issues that are found in the Company's statements.


For the year ended  December 31, 2005 and  thereafter,  each member of the Audit
Committee:

(i) Shall be an "independent director" as defined by applicable securities legislation that governs the Company; and

(ii) Shall not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years.

At least one member shall be designated a "financial expert" as defined by applicable legislation and regulation.

The Board of Directors shall appoint the members of the Audit Committee at such times as the Board of Directors may deem necessary or appropriate.



MEETINGS/ATTENDANCE

The Committee will meet at least quarterly. A quorum shall consist of at least two thirds (2/3) of members. The Audit Committee shall determine attendance at all meetings. Meetings may be held in person, by conference telephone call, or by any individual member participating by conference telephone or videoconference.

The Chairperson shall, in consultation with management and the external auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members in sufficient time for study prior to the meeting. Audit Committee members may recommend agenda items subject to approval of the agenda by the Committee.

The Audit Committee will maintain minutes of its meetings.


AUTHORITY RESPONSIBILITIES AND DUTIES

The Audit Committee shall:

1.   Be directly responsible for:

     a. The nomination of the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

     b.   The compensation of the external auditor.

2. Be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3. Pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

4. Review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

5. Be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, and must periodically assess the adequacy of those procedures.

6.   Establish procedures for:

     a.   The receipt,  retention and  treatment of  complaints  received by the
          Company  regarding   accounting,   internal  accounting  controls,  or
          auditing matters; and

     b. The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

7. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

8.   Engage  independent   counsel  and  other  advisors,   set  and  pay  their
     compensation and communicate directly with the auditors.


While the Audit Committee has the specific authority, set forth below, it is not the duty of the Audit Committee to plan or conduct audits or determine that the Company's financial statements are complete and accurate or in accordance with generally accepted accounting principles. Management is responsible for the preparation, presentation and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company.

The Audit Committee is empowered to:

A.   Annual Financial Information

1. Prior to public release, review the annual consolidated financial statements, management's discussion and analysis report and related regulatory filings and recommend their approval to the Board of Directors, after discussing with management and the external auditors, matters pertaining to:

     a.   The selection, application, and quality of accounting policies;

     b.   Significant accounting judgements, accruals and estimates; and

     c.   Significant  disclosure or presentation issues addressed by management
          and  the  external   auditor  during  the  course  of  the  audit  and
          preparation of the financial statements.

2.   Review the planning and results of the external audit, including:

     a. The scope of the audit, including areas of audit risk, timetable, deadlines, materiality limits and extent of internal control testing;

     b.   The auditor's report; and

     c. Review any management letter or other recommendations for the improvement of the Company's accounting practices or internal controls provided to the Company by the Company's external auditors and management's response to such letter.

B.   Interim Financial Statements

Prior to public release review interim financial statements, including management's discussion and analysis report and associated press release that are published or issued to regulatory authorities and recommend approval by the Board of Directors, after completion of the following:

(i) Obtain reasonable assurance that the process for preparing these statements is reliable and consistent with the process for preparing annual financial statements; and

(ii) Discuss with the external auditors the results of their quarterly review engagement (if applicable) and ensure that any disagreements between management and the external auditors are resolved.

C.     External Auditor

The Audit Committee shall ensure that the External Auditor understands their ultimate accountability to the Board and the Audit Committee, as representatives of the Company's shareholders and shall strengthen and preserve external auditor independence by:

(i) Periodically discussing with the external auditors, without Management being present, (i) their judgements about the quality, appropriateness, and acceptability of the Company's accounting principles and financial disclosure practices, as applied in its financial reporting, (ii) the co-operation received by the external auditor from management and (iii) the completeness and accuracy of the Company's financial statements; and

(ii) Receiving from the external auditor a letter which summarizes the non-audit services provided during the year and declaring their independence from the Company and reviewing the non-audit engagements undertaken by the audit firm for the Company and assessing their impact on the external auditor's objectivity and independence.


The Audit Committee shall also be responsible:

(i) for ensuring its receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the company, consistent with Independence Standards Board Standard 1;

(ii) for actively engaging in a dialogue with the auditor with respect to any disclosure relationships or services that may impact the objectivity and independence of the auditor; and

(iii) for taking, or recommending that the full board take, appropriate action to oversee the independence of the external auditor.

D.   Compliance, Reporting and Other Responsibilities

1. Regularly report to the Board of Directors about Audit Committee activities, issues, and related recommendations. Annually review the Audit Committee Charter and recommend appropriate changes to the Board of Directors.

2.   Review the findings of any examinations by regulatory agencies.

3. Review whether management has put in place effective control systems and procedures to ensure that corporate assets are safeguarded and that
     expenditures   and  the  commitment  of  Company   resources  are  properly
     authorized.

4. Institute and oversee special investigations with respect to matters which fall within the responsibility or mandate of the Audit Committee, as may be needed or as authorized by the Board.

5. Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Audit Committee or Board of Directors deems necessary or appropriate.


                      CONSOLIDATED MERCANTILE INCORPORATED
                                 106 Avenue Road
                                Toronto, Ontario
                                     M5R 2H3

                                  FORM 52-109F1

                         Certification Of Annual Filings

                      CONSOLIDATED MERCANTILE INCORPORATED

I, Fred A. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

         (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

DATED:  March 30, 2006.


"Signed"

Fred A. Litwin
Chief Executive Officer

Consolidated Mercantile Incorporated

                                  FORM 52-109F1

                         Certification Of Annual Filings

                      CONSOLIDATED MERCANTILE INCORPORATED

I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

         (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

DATED:  March 30, 2006.


"Signed"

Stan Abramowitz
Chief Financial Officer

Consolidated Mercantile Incorporated

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: April 19, 2006                    By:/s/STAN ABRAMOWITZ
                                        Stan Abramowitz, Secretary